Exhibit 99.3
MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the year and three months ended December 31, 2022 should be read in conjunction with our annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2022 (the “Annual Financial Statements”).
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Annual Financial Statements, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note entitled “Forward-Looking Statements” below for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated and reflect the change in our functional and reporting currency from the Canadian dollar to the U.S. dollar effective February 1, 2021. This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. The information in this MD&A is as at February 14, 2023 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. Our business is comprised of 34 lumber mills, 15 OSB facilities, 6 renewable energy facilities, 5 pulp and paper mills, 3 plywood facilities, 3 MDF facilities, 2 particleboard facilities, 1 LVL facility, 1 treated wood facility, and 1 veneer facility.
Our goal at West Fraser is to generate strong financial results through the business cycle, relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar, British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
West Fraser strives to make sustainability a central principle upon which our people operate, and we believe the Company’s renewable building materials that sequester carbon are a truly natural solution in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of West Fraser’s operations, some of these initiatives would regulate, and do regulate and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy. In the first quarter of 2022, we joined the Science Based Targets Initiative (“SBTi”) demonstrating the Company’s commitment to sustainability leadership and contribution to global climate action, including setting specific science-based targets to achieve near-term greenhouse gas reductions across all of our operations located in Canada, the U.S., the U.K. and Europe.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
In North America, changes in new home construction activity in the U.S. are a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.38 million units in December 2022, with permits issued averaging 1.33 million units. U.S. housing starts were 1.55 million units for the full year, down 3% from 1.60 million units in 2021. While there are near-term headwinds to new home construction, owing in large part to the recent upward reset in interest rates and the impact on housing affordability, low supply of existing homes for sale, the backlog of new homes under construction caused by lagging completions and changes in home ownership trends stemming from the COVID-19 pandemic provide offsetting factors that are expected to support longer-term core demand for home construction activity. However, should interest rates continue to rise or housing prices remain elevated, housing affordability may be impacted, which could reduce near-term demand for new home construction and thus near-term demand for our wood building products.
Relative to new home construction markets, demand for our products used in repair and remodelling applications remained robust in the fourth quarter. While there is risk of relatively high inflation tempering consumer spending and growth in near-term repair and remodelling demand, over the medium term an aging housing stock and the apparent entrenchment of greater work-from-home flexibility are expected to continue to drive renovation and repair spending that supports lumber, plywood and OSB demand.
Indefinite Curtailment of Perry Sawmill
On January 10, 2023, we announced the indefinite curtailment of our Perry sawmill in Florida as a result of high fibre costs and softening lumber markets. The indefinite curtailment will decrease our annual U.S. lumber production by 100 million board feet. In Q4-22 we recorded restructuring and impairment charges of $31 million relating to the indefinite curtailment.
Curtailment of Cariboo Pulp & Paper
On February 7, 2023, we announced the planned curtailment of operations at Cariboo Pulp & Paper located in Quesnel, British Columbia, beginning in mid-April for a month and then for another month in the third quarter, due to a decline in the availability of sawmill residuals. Downtime at Cariboo Pulp & Paper will help better align our production capacity this year with the available fibre supply. These plans may be adjusted should fibre forecasts change.
CVD and ADD Duty Rates
On January 24, 2023, the USDOC released the preliminary results from AR4 POI covering the 2021 calendar year, which indicated a rate of 2.48% for CVD and 6.90% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR4 rates were to be confirmed, it would result in a recovery of $62 million before the impact of interest for the POI covered by AR4. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates were finalized, our combined cash deposit rate would be 9.38%.

ANNUAL RESULTS

Summary Annual Results ($ millions, except as otherwise indicated)	2022	2021	2020
Earnings
Sales	$9,701	$10,518	$4,373
Cost of products sold	(5,142)	(4,645)	(2,559)
Freight and other distribution costs	(963)	(846)	(529)
Export duties, net	(18)	(146)	(57)
Amortization	(589)	(584)	(203)
Selling, general and administration	(365)	(312)	(185)
Equity-based compensation	(5)	(40)	(9)
Restructuring and impairment charges	(60)	—	—
Operating earnings	2,559	3,945	831
Finance expense, net	(3)	(45)	(27)
Other	37	(2)	(14)
Tax provision	(618)	(951)	(202)
Earnings	$1,975	$2,947	$588

Adjusted EBITDA[1]	$3,212	$4,569	$1,043
Basic earnings per share ($)	21.06	27.03	8.56
Diluted earnings per share ($)	20.86	27.03	8.56
Cash dividends declared per share[2] ($)	1.15	0.76	0.59
Total assets	9,973	10,433	4,178
Long-term debt, non-current	499	499	500
Long-term debt, total	499	499	507
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
2.Cash dividends of CAD$0.80 per share were    declared during the year ended December 31, 2020. Cash dividends declared during the year ended December 31, 2021 were comprised of CAD$0.70 per share in aggregate for the first three quarters and USD$0.20 per share for the fourth quarter. The CAD amounts have been translated to USD for presentation purposes using the average exchange rate during the quarter that the dividends were declared.
In 2022, our revenues were $9,701 million and we generated earnings of $1,975 million, or $20.86 of diluted earnings per share. This compares with revenues of $10,518 million and earnings of $2,947 million, or $27.03 of diluted earnings per share, in 2021, and revenues of $4,373 million and earnings of $588 million, or $8.56 of diluted earnings per share, in 2020. Our 2022 results were impacted primarily by decreases in lumber and OSB pricing, cost inflation across a number of our inputs, and restructuring and impairment charges compared to 2021. The acquisition of Norbord and increased pricing and demand for our products driven by increased home construction and repair and remodelling activity in North America increased our revenues and earnings in 2021 compared to 2020.

Discussion & Analysis of Annual Results by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	2022	2021
Sales
Lumber	$4,077	$4,520
Wood chips and other residuals	309	289
Logs and other	79	101
	4,465	4,910
Cost of products sold	(2,489)	(2,241)
Freight and other distribution costs	(435)	(404)
Export duties, net	(18)	(146)
Amortization	(186)	(164)
Selling, general and administration	(194)	(146)
Restructuring and impairment charges	(31)	—
Operating earnings	1,111	1,809
Finance income (expense), net	1	(17)
Other income	5	2
Earnings before tax	$1,117	$1,794

Adjusted EBITDA[1]	$1,328	$1,973
Capital expenditures	$184	$146

SPF (MMfbm)
Production	2,635	3,182
Shipments	2,705	3,176
SYP (MMfbm)
Production	3,018	2,675
Shipments	3,036	2,649
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. 2021 Adjusted EBITDA was decreased by a one-time charge of $2 million related to inventory purchase price accounting on the Angelina Acquisition.
Sales and Shipments
Lumber sales were lower compared to 2021 due to lower product pricing and, to a lesser extent, lower shipments.
Lumber pricing decreased in the second half of 2022 as demand weakened. The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $352 million compared to 2021.
SPF shipment volumes decreased compared to 2021 due primarily to transportation constraints in early 2022 and weakened demand in the second half of 2022. The first quarter of 2022 was impacted by disruptions to rail and truck services resulting from severe weather and flooding in B.C. in the fourth quarter of 2021.
SYP shipment volumes increased compared to 2021 due primarily to the acquisition of the Angelina lumber mill in the fourth quarter of 2021 and ramp-up of production at our lumber mill in Dudley, Georgia. Shipment volumes in 2021 were also negatively impacted by a period of extreme weather conditions in the U.S. South.
The volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $33 million compared to 2021.

SPF Sales by Destination	2022		2021
	MMfbm	%	MMfbm	%
U.S.	1,755	65%	2,098	66%
Canada	837	31%	753	24%
China	35	1%	189	6%
Other	78	3%	136	4%
	2,705		3,176
We ship SPF to several export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of SPF shipments to China decreased compared to 2021 due primarily to reduced demand from the construction industry as pandemic-related lockdowns in the country slowed economic activity and the strengthening of the USD against the Chinese renminbi reduced purchasing power for Chinese buyers. Additional restrictions implemented on Chinese ports and ongoing container shortages have also been contributing factors to the decrease in SPF shipments to China year over year.
Wood chip and other residual sales increased compared to 2021 due primarily to the acquisition of the Angelina lumber mill and higher pricing, offset in part by decreases in chip production at our Western Canada locations. Chip production decreased in line with lumber production year over year. Logs and other sales decreased compared to 2021 due to the impacts of constrained fibre availability.
Costs and Production
SPF production volumes were lower compared to 2021 due primarily to reductions in operating schedules at our Western Canada locations to manage inventory levels and align operating capacity with constrained transportation and timber availability. The impact of the previously announced permanent curtailment of one shift at our Fraser Lake and Williams Lake sawmills was also a contributing factor.
SYP production volumes increased compared to 2021 due primarily to the acquisition of the Angelina lumber mill and ramp-up of production at our lumber mill in Dudley, Georgia, which began producing during Q2-21. 2021 production volumes at certain of our locations were also negatively impacted by extreme winter conditions in the U.S. South.
We have experienced significant cost inflation across a number of our inputs including supplies and materials, energy, employee costs, and transportation.
Costs of products sold were higher compared to 2021 due primarily to higher log costs and higher manufacturing costs in both our Canadian and U.S. operations, offset in part by lower shipment volumes. Adjustments to write-down inventory to its net realizable value were $51 million higher in 2022, which contributed to the unfavourable variance year over year.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.
SPF log costs in 2022 were higher compared to 2021 due to higher purchased log costs and increases in logging and fuel costs in both B.C. and Alberta. Stumpage decreased year over year, driven primarily by a decrease in stumpage rates in B.C.
SPF unit manufacturing costs increased versus 2021 due primarily to lower production and higher energy and supplies and materials costs.
SYP log costs were higher compared to 2021 due to increased competition for logs. SYP unit manufacturing costs increased compared to 2021 due to higher supplies and materials, energy, and employee costs, offset in part by increased production.
Freight and other distribution costs increased compared to 2021 due to higher fuel costs and higher rates for trucking and rail services, offset in part by lower shipment volumes.

Export duty expense decreased compared to 2021. Export duties in 2022 included a recovery of $81 million related to the USDOC finalization of AR3 duty rates whereas export duties in 2021 included a recovery of $55 million related to the USDOC finalization of AR2 duty rates. As disclosed in the table below, the effective duty expense for 2022 decreased compared to 2021 due primarily to a lower CVD cash deposit rate and estimated ADD rate, lower volumes of softwood lumber shipped to the U.S., and lower pricing.
The following table reconciles our cash deposits paid during the year to the amount recorded in our statements of earnings:

Duty impact on earnings ($ millions)	2022	2021
Cash deposits paid[1]	(117)	(132)
Adjust to West Fraser Estimated ADD rate[2]	18	(69)
Effective duty expense for period[3]	(99)	(201)
Duty recovery attributable to AR2[4]	—	55
Duty recovery attributable to AR3[5]	81	—
Export duty expense	(18)	(146)
Net interest income on duty deposits receivable	9	9
1.Represents combined CVD and ADD cash deposit rate of 8.97% for January 1, 2021 to December 1, 2021, 11.12% from December 2, 2021 to January 9, 2022, 11.14% from January 10, 2022 to August 8, 2022, and 8.25% from August 9, 2022 to December 31, 2022.
2.Represents adjustment to West Fraser Estimated ADD rate of 4.52% for 2022 and 6.80% for 2021.
3.The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 14.37% for January 1, 2021 to December 1, 2021, 11.86% for December 2, 2021 to December 31, 2021, 9.58% for January 1, 2022 to January 9, 2022, 9.60% from January 10, 2022 to August 8, 2022, and 8.14% from August 9, 2022 to December 31, 2022.
4.$55 million represents the duty recovery attributable to the finalization of AR2 duty rates for the 2019 POI.
5.$81 million represents the duty recovery attributable to the finalization of AR3 duty rates for the 2020 POI.
Amortization expense was higher compared to 2021 due primarily to incremental amortization relating to the acquired Angelina lumber mill.
Selling, general and administration costs were higher compared to 2021 due primarily to higher salaries and benefits, increased travel following easing of COVID restrictions, and increased levels of community investment. Updates in the allocation methodology for corporate overhead costs was also a contributing factor to the increase year over year.
In 2022 we recorded restructuring and impairment charges of $31 million relating to the indefinite curtailment of operations at our Perry sawmill.
Finance income, net in 2022 includes $9 million of interest income on export duties related primarily to the finalization of our AR3 duty rates. Finance expense, net in 2021 similarly includes $9 million of interest income related to the finalization of our AR2 duty rates. Finance expense excluding this amount decreased compared to 2021 due to a lower allocation of consolidated finance expense.
Other income relates primarily to foreign exchange revaluations on the Canadian dollar monetary assets and liabilities held by our Canadian operations.
Earnings before tax for the Lumber Segment decreased by $677 million compared to 2021 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment decreased by $645 million compared to 2021. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	2021 to 2022
Adjusted EBITDA - comparative period	$1,973
Price	(352)
Volume	(33)
Changes in export duties	127
Changes in costs	(307)
Impact of inventory write-downs	(51)
Other	(29)
Adjusted EBITDA - current period	$1,328
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC has and continues to choose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI, as summarized in the tables below.
On March 9, 2022, the USDOC initiated AR4 POI covering the 2021 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
The respective Cash Deposit Rates, the AR POI Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI[1,2]
April 28, 2017 - August 24, 2017	24.12%	6.76%
August 25, 2017 - December 27, 2017	—%	—%
December 28, 2017 - December 31, 2017[3]	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI[4]
January 1, 2019 - December 31, 2019	17.99%	5.08%
AR3 POI[5]
January 1, 2020 - November 30, 2020	17.99%	3.62%
December 1, 2020 - December 31, 2020[6]	7.57%	3.62%
AR4 POI[7]
January 1, 2021 - December 1, 2021	7.57%	n/a
December 2, 2021 - December 31, 2021[8]	5.06%	n/a
AR5 POI[9]
January 1, 2022 – January 9, 2022	5.06%	n/a
January 10, 2022 – August 8, 2022[10]	5.08%	n/a
August 9, 2022 - December 31, 2022[11]	3.62%	n/a
1.On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.
2.On November 24, 2020, the USDOC issued the final CVD rate for the AR1 POI.
3.On December 4, 2017, the USDOC revised our CVD Cash Deposit Rate effective December 28, 2017.
4.On November 24, 2021, the USDOC issued the final CVD rate for the AR2 POI. On January 10, 2022, the USDOC amended the final CVD rate for the AR2 POI from 5.06% to 5.08% for ministerial errors. This table only reflects the final rate.
5.On August 4, 2022, the USDOC issued the final CVD rate for the AR3 POI.

6.On November 24, 2020, the USDOC revised our CVD Cash Deposit Rate effective December 1, 2020.
7.The CVD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.
8.On November 24, 2021, the USDOC revised our CVD Cash Deposit Rate effective December 2, 2021.
9.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
10.On January 6, 2022, the USDOC revised our CVD Cash Deposit Rate effective January 10, 2022.
11.On August 4, 2022, the USDOC revised our CVD Cash Deposit Rate effective August 9, 2022.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate
AR1 POI[1,2]
June 30, 2017 - December 3, 2017	6.76%	1.40%	1.46%
December 4, 2017 - December 31, 2017[3]	5.57%	1.40%	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%
AR2 POI[4]
January 1, 2019 - December 31, 2019	5.57%	6.06%	4.65%
AR3 POI[5]
January 1, 2020 - November 29, 2020	5.57%	4.63%	3.40%
November 30, 2020 - December 31, 2020[6]	1.40%	4.63%	3.40%
AR4 POI[7]
January 1, 2021 - December 1, 2021	1.40%	n/a	6.80%
December 2, 2021 - December 31, 2021[8]	6.06%	n/a	6.80%
AR5 POI[9]
January 1, 2022 - August 8, 2022	6.06%	n/a	4.52%
August 9, 2022 - December 31, 2022[10]	4.63%	n/a	4.52%
1.On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.On November 24, 2020, the USDOC issued the final ADD rate for the AR1 POI.
3.On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
4.On November 24, 2021, the USDOC issued the final ADD rate for the AR2 POI.
5.On August 4, 2022, the USDOC issued the final ADD rate for the AR3 POI.
6.On November 24, 2020, the USDOC revised our ADD Cash Deposit Rate effective November 30, 2020.
7.The ADD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.
8.On November 24, 2021, the USDOC revised our ADD Cash Deposit Rate effective December 2, 2021.
9.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
10.On August 4, 2022, the USDOC revised our ADD Cash Deposit Rate effective August 9, 2022.
Accounting policy for duties
The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Appeals
On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC’s remand determination in its entirety.
On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.

The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”), WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.
Softwood Lumber - Sunset Review
The USDOC issued antidumping and countervailing duty orders on certain softwood products from Canada on January 3, 2018. U.S. trade law requires that the USDOC and USITC conduct a so-called “sunset review” five years after the publication of an antidumping and countervailing duty order. Accordingly, in late 2022 the USDOC and USITC indicated they will conduct separate, but related, sunset reviews of the duty orders in 2023.
The purpose of the USDOC review is to contemplate the effect of a revocation of duties and assess the duty margins that would prevail. The purpose of the USITC review is to determine whether revocation of a duty order would lead to a “continuation or recurrence of material injury” of the U.S. industry. Neither process is expected to change the duty regime currently in place and is subject to annual Administrative Reviews.
North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	2022	2021
Sales
OSB	$3,004	$3,450
Plywood, LVL and MDF	759	796
Wood chips, logs and other	26	27
	3,789	4,273
Cost of products sold	(1,677)	(1,521)
Freight and other distribution costs	(329)	(262)
Amortization	(306)	(289)
Selling, general and administration	(106)	(76)
Operating earnings	1,371	2,125
Finance expense, net	(4)	(3)
Other income (expense)	16	(1)
Earnings before tax	$1,383	$2,121

Adjusted EBITDA[1]	$1,677	$2,414
Capital expenditures[2]	$235	$424

OSB (MMsf 3/8” basis)
Production	6,109	5,654
Shipments	6,006	5,674
Plywood (MMsf 3/8” basis)
Production	716	763
Shipments	707	756
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. 2021 Adjusted EBITDA was decreased by a one-time charge of $86 million related to inventory purchase price accounting.
2. 2021 capital expenditures include $276 million relating to the acquisition of the idled OSB mill near Allendale, South Carolina.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations. Our financial results up to February 1, 2021 only reflect activities associated with our plywood, MDF, and LVL operations. Subsequent to February 1,

2021, our operations and financial results reflect the consolidated activities and operations of West Fraser and Norbord, including incorporating the North American operations and financial results of Norbord into our NA EWP segment.
Sales and Shipments
Sales decreased compared to 2021 due primarily to lower OSB and plywood pricing, offset by increased OSB shipments and higher MDF and LVL pricing.
The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $671 million compared to 2021.
OSB shipment volumes increased compared to 2021 due primarily to the inclusion of an additional month of OSB shipments and ramp-up of our Chambord OSB mill. The impacts of constrained railcar availability in the first quarter of the year and weakening demand in the fourth quarter of the year partially offset the aforementioned increases.
Plywood shipment volumes decreased compared to 2021 due primarily to weakening demand and reductions in production volumes, discussed further in the section below.
The volume variance resulted in an increase in earnings before tax and Adjusted EBITDA of $115 million compared to 2021.
Costs and Production
OSB production volumes increased versus 2021 due primarily to the inclusion of an additional month of production in 2022 and incremental production from the ramp-up of our Chambord mill, offset by the impacts of production curtailments taken to manage inventory levels and align operating capacity with constrained transportation availability.
Plywood production volumes decreased compared to 2021 due to the impact of the previously announced permanent curtailment of one shift at our Quesnel Plywood mill and incremental production curtailments taken in 2022 to manage inventory levels and align operating capacity with constrained transportation and fibre availability.
Our costs of products sold increased compared to 2021 due primarily to higher resin, energy and fibre costs and the inclusion of an additional month of OSB shipments. These factors were offset in part by the impact of a one-time charge of $86 million related to inventory purchase price accounting in 2021 and lower plywood shipment volumes.
Freight and other distribution costs increased compared to 2021 in part due to the substitution of trucking services for rail services and the inclusion of an additional month of OSB shipments in 2022. Higher fuel costs and overall inflationary pressures were also contributing factors.
Amortization expense increased compared to 2021 due to the inclusion of an additional month of OSB results and amortization in relation to the idled OSB mill near Allendale, South Carolina, offset in part by decreases as certain assets reached the end of their estimated useful lives.
Selling, general and administration costs were higher than 2021 due primarily to higher salaries and wages, increased travel following easing of COVID restrictions, and updates in the allocation methodology for corporate overhead costs. The inclusion of an additional month of OSB results was also a contributing factor to the increase compared to 2021.
Finance expense was comparable to 2021. Fluctuations in Other relates primarily to intercompany transactions that eliminate upon consolidation through an offsetting balance in the Corporate & Other segment.
Earnings before tax for the NA EWP Segment decreased $738 million compared to 2021 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment decreased by $737 million from 2021. The following table shows the Adjusted EBITDA variance for the period. Our Adjusted EBITDA analysis includes OSB, plywood, LVL and MDF, as the OSB results were included in both years.

Adjusted EBITDA ($ millions)	2021 to 2022
Adjusted EBITDA - comparative period	$2,414
Price	(671)
Volume	115
Changes in costs	(185)
Other	4
Adjusted EBITDA - current period	$1,677
Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	2022	2021
Sales	$807	$727
Cost of products sold	(596)	(541)
Freight and other distribution costs	(153)	(137)
Amortization	(35)	(34)
Selling, general and administration	(32)	(34)
Restructuring and impairment charges	(13)	—
Operating loss	(22)	(19)
Finance expense	(2)	(5)
Other income (expense)	1	2
Loss before tax	$(23)	$(22)

Adjusted EBITDA[1]	$26	$15
Capital expenditures	$29	$35

Pulp (Mtonnes)
Production	940	1,051
Shipments	968	1,033
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Sales increased compared to 2021 due primarily to increases in pulp pricing, offset in part by lower shipment volumes. The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $123 million compared to 2021.
Pulp shipments decreased compared to 2021 due to reductions in production volumes, discussed further in the section below. The volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $8 million compared to 2021.
Costs and Production
Pulp production decreased compared to 2021 due primarily to reductions in operating schedules in the first half of the year to manage inventory levels as a result of transportation disruptions, the transition of the Hinton pulp mill to single-line production of UKP, and lower overall uptime.
Costs of products sold increased compared to 2021 due primarily to higher fibre, energy, maintenance, and chemical costs. Lower shipment volumes provided an offsetting factor.
Freight and other distribution costs increased compared to 2021 due to the substitution of trucking services for rail services as well as higher fuel and ocean freight costs. Lower shipment volumes compared to 2021 provided an offsetting effect.

Amortization, selling, general, and administration costs, finance expense, and other were similar to 2021.
A $13 million impairment charge was recorded in 2022 relating to equipment that was permanently decommissioned as part of the transition of the Hinton pulp mill to single-line production of UKP.
Loss before tax for the Pulp & Paper Segment increased by $1 million compared to 2021 due to the reasons explained above.
Adjusted EBITDA for the Pulp & Paper Segment increased by $11 million compared to 2021. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	2021 to 2022
Adjusted EBITDA - comparative period	$15
Price	123
Volume	(8)
Changes in costs	(90)
Other	(14)
Adjusted EBITDA - current period	$26
Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	2022	2021
Sales	$738	$723
Cost of products sold	(479)	(457)
Freight and other distribution costs	(46)	(43)
Amortization	(53)	(88)
Selling, general and administration	(28)	(22)
Restructuring and impairment charges	(15)	—
Operating earnings	117	113
Finance expense	—	(1)
Other income (expense)	—	—
Earnings before tax	$118	$112

Adjusted EBITDA[1]	$186	$201
Capital expenditures	$20	$28

OSB (MMsf 3/8” basis)
Production	954	1,035
Shipments	977	1,010

USD - GBP exchange rate
Closing rate	0.8298	0.7400
Average rate	0.8083	0.7268
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. 2021 Adjusted EBITDA was decreased by a one-time charge of $7 million related to inventory purchase price accounting.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations effective February 1, 2021. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.

Sales and Shipments
Sales increased compared to 2021 due to higher product pricing in local currency terms, offset in part by lower shipment volumes and the strengthening of the USD against the GBP.
The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $136 million compared to 2021. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table.
Shipment volumes decreased versus 2021 due to reductions in operating schedules to balance inventory as demand weakened in the second half of the year. The inclusion of an additional month of shipments provided a partial offsetting impact compared to 2021. The volume variance resulted in a decrease of $37 million compared to 2021.
Costs and Production
Production volumes decreased compared to 2021 due to the impacts of reductions in operating schedules described above. The inclusion of an additional month of production in 2022 provided a partial offsetting impact.
Costs of products sold increased compared to 2021 due primarily to higher input costs, offset in part by lower shipment volumes. Energy and resin costs accounted for the most significant components of input cost increases year over year, driven by constraints on availability and increasing natural gas costs. Fibre costs also increased compared to 2021. The impact of a one-time charge of $7 million related to inventory purchase price accounting in 2021 and sales of carbon allowances provided a partial offsetting impact in the year over year comparison.
Freight and other distribution costs increased compared to 2021 due primarily to the impact of higher fuel prices.
Amortization decreased compared to 2021 as certain assets reached the end of their estimated useful lives. The inclusion of an additional month of results provided an offsetting impact compared to 2021.
Selling, general and administration costs increased compared to 2021 due primarily to the inclusion of an additional month of results.
Restructuring and impairment charges of $15 million were recorded in 2022 relating to our South Molton, England location, driven by a decline in demand from a key customer for our kitchen cabinet products.
Finance expense and Other were comparable to prior periods.
Earnings before tax for the Europe EWP Segment increased by $6 million compared to 2021 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment decreased by $15 million from 2021. The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other. The impact of the sale of carbon allowances during 2022 is also included under Other.

Adjusted EBITDA ($ millions)	2021 to 2022
Adjusted EBITDA - comparative period	$201
Price	136
Volume	(37)
Changes in costs	(125)
Other	11
Adjusted EBITDA - current period	$186

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for 2022 were $365 million (2021 - $312 million).
Selling, general and administration costs increased compared to 2021 due to higher salaries and wages, increased travel, higher professional fees relating to ongoing integration activities, and the inclusion of an additional month of operating expenses relating to our OSB team. Selling, general and administration costs in 2021 included professional fees incurred for the Norbord Acquisition, which partially offset the aforementioned increases.
Selling, general and administration expense related to our operating segments are also discussed under “Discussion & Analysis of Annual Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”), all of which had been partially hedged by an equity derivative contract during 2021. The equity derivative matured in December 2021 and was closed out. Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded over the vesting period.
The Plans include those equity-based plans assumed from Norbord as part of the Norbord Acquisition. The assumed Norbord share purchase option plans (“Assumed Option Plans”) were fair valued at the Norbord Acquisition date. From February 1 to April 20, 2021, the Assumed Option Plans were accounted for as equity-settled plans. On April 20, 2021, our board of directors approved a change to allow the Assumed Option Plans holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. The change required us to fair value the Assumed Option Plan on April 20, 2021 and convert from equity-based accounting to cash-settled accounting for the Assumed Option Plans. Cash-settled accounting is consistent with the West Fraser option plan. Any changes in fair value from April 20, 2021 onwards will result in an expense or recovery over the vesting period in the same manner as the rest of our Plans. This change to the Assumed Option Plans did not in any way affect the value of the instruments to the holders.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded an expense of $5 million during 2022 (2021 - expense of $40 million). The expense for 2022 was influenced by changes in the price of our Common shares, vesting of granted units, and changes in the expected payout multiple on our performance share units. The expense for 2021 reflects the impacts of the Assumed Option Plans and an increase in the price of our Common shares traded on the TSX during the year, offset in part by a recovery relating to our equity derivative contract.
Finance expense, net
Finance expense, net includes interest earned on short-term investments and interest income recognized on our duty deposits as discussed under “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute”. The paragraph below discusses finance expense, net on a consolidated basis.
Finance expense, net decreased compared to 2021 due primarily to additional interest incurred on the Norbord senior notes for the two months following the Norbord Acquisition prior to their redemption in Q2-21 and the write-off of deferred financing costs related to prior credit facilities that were extinguished upon the execution of our $1 billion revolving credit facility in Q3-21. Higher interest income on our short-term investments in 2022 was also a contributing factor.

Other
Other income of $37 million was recorded in 2022 (2021 - other expense of $2 million). Other income in 2022 relates primarily to foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities and mark-to-market gains on our interest rate swap contracts.
Other income of $14 million was recorded for our Corporate & Other segment in 2022 (2021 - other expense of $5 million).
Other income for our Corporate & Other segment in 2022 relates primarily to mark-to-market gains on our interest rate swap contracts and foreign exchange gains recorded on certain of our CAD-denominated monetary assets and liabilities held within the Corporate & Other segment, offset in part by consolidation eliminations for intercompany transactions relating to our NA EWP segment.
Other related to our operating segments are discussed under “Discussion & Analysis of Annual Results by Product Segment”.
Income tax
We recorded an income tax expense in 2022 of $618 million compared to $951 million in 2021. The effective tax rate was 24% in 2022 compared to 24% in 2021. Note 19 to the Annual Financial Statements provides a reconciliation of income taxes calculated at the statutory rate to the income tax expense.
Other comprehensive earnings – translation of operations with different functional currencies
Our European operations have British pound sterling and Euro functional currencies and our jointly-owned newsprint operation has a Canadian dollar functional currency. Assets and liabilities of these entities are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in accumulated other comprehensive loss.
We recorded a translation loss of $83 million during 2022 (2021 - translation loss of $9 million).
In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation loss in the current year reflects a strengthening of the USD against the CAD, British pound sterling and Euro for our European and jointly-owned newsprint operations.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
The funded position of our defined benefit pension plans and other retirement benefit plans is estimated at the end of each period. The funded position, as shown in note 13 to the Annual Financial Statements, is determined by subtracting the value of the plan assets from the plan obligations.
We recorded an after-tax actuarial gain of $164 million during 2022 (2021 - after-tax actuarial gain of $153 million). The actuarial gain in 2022 reflects an increase in the discount rate used to calculate plan liabilities offset in part by lower returns on plan assets.

FOURTH QUARTER RESULTS

Summary Fourth Quarter Results ($ millions)	Q4-22	Q3-22	Q4-21
Earnings
Sales	$1,615	$2,088	$2,038
Cost of products sold	(1,209)	(1,371)	(1,158)
Freight and other distribution costs	(209)	(260)	(207)
Export duties, net	(29)	53	30
Amortization	(148)	(140)	(153)
Selling, general and administration	(98)	(84)	(88)
Equity-based compensation	(6)	(5)	(12)
Restructuring and impairment charges	(47)	—	—
Operating earnings (loss)	(130)	281	450
Finance income (expense), net	3	3	(1)
Other	2	12	(11)
Tax recovery (provision)	31	(80)	(104)
Earnings (loss)	$(94)	$216	$334

Adjusted EBITDA[1]	$70	$426	$615
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q4-22	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21
Sales	$1,615	$2,088	$2,887	$3,110	$2,038	$2,358	$3,779	$2,343
Earnings (loss)	(94)	216	762	1,090	334	460	1,488	665
Basic EPS (dollars)	(1.12)	2.50	7.66	10.35	3.13	4.20	12.32	6.96
Diluted EPS (dollars)	(1.13)	2.50	7.59	10.25	3.13	4.20	12.32	6.96
The Norbord Acquisition led to the incorporation of additional sales and earnings from our North American OSB and European EWP operations, which are reflected in our results from February 1, 2021 onwards. Pricing for our products reached record highs in Q2-21 before moderating in Q3-21. Pricing improved through Q4-21 and Q1-22, although these pricing gains were offset in part by lower shipments as a result of constraints on transportation availability. Subsequent decreases in sales and earnings through Q4-22 were driven primarily by decreases in lumber and OSB pricing, inventory write-downs, and restructuring and impairment charges. The cost inflation that impacted our results through Q3-22 moderated in Q4-22.

Discussion & Analysis of Fourth Quarter Results by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q4-22	Q3-22	Q4-21
Sales
Lumber	$611	$831	$796
Wood chips and other residuals	73	84	70
Logs and other	17	20	22
	701	935	888
Cost of products sold	(607)	(665)	(546)
Freight and other distribution costs	(92)	(118)	(93)
Export duties, net	(29)	53	30
Amortization	(51)	(45)	(45)
Selling, general and administration	(51)	(45)	(39)
Restructuring and impairment charges	(31)	—	—
Operating earnings (loss)	(160)	115	195
Finance income, net	2	5	1
Other income (expense)	(2)	7	(2)
Earnings (loss) before tax	$(161)	$127	$194

Adjusted EBITDA[1]	$(77)	$160	$240

SPF (MMfbm)
Production	594	649	720
Shipments	582	714	673
SYP (MMfbm)
Production	707	765	659
Shipments	713	764	632
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. Q4-21 Adjusted EBITDA was decreased by a one-time charge of $2 million related to inventory purchase price accounting.
Sales and Shipments
Lumber sales were lower compared to Q3-22 due to lower product pricing and lower shipments. Q4-22 lumber sales were lower compared to Q4-21 due primarily to lower product pricing.
The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $132 million compared to Q3-22, and a decrease of $176 million compared to Q4-21.
SPF shipment volumes decreased 18% compared to Q3-22 due to weakening demand and reductions in production volumes, and decreased 14% compared to Q4-21, a quarter that saw shipments under significant downward pressure due to severe weather and flooding in B.C., which disrupted rail and truck services.
SYP shipment volumes decreased compared to Q3-22 due primarily to weakening demand and reductions in operating schedules to manage inventory. SYP shipment volumes increased compared to Q4-21 due primarily to the acquisition of the Angelina lumber mill on December 1, 2021 and ramp-up of production at our lumber mill in Dudley, Georgia, which began producing in the second quarter of 2021.
The volume variance resulted in a change in earnings before tax and Adjusted EBITDA of nil compared to Q3-22 and an increase of $3 million compared to Q4-21.

SPF Sales by Destination	Q4-22		Q3-22		Q4-21
	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	347	60%	481	67%	461	68%
Canada	213	37%	213	30%	128	19%
China	5	1%	—	—%	60	9%
Other	17	2%	20	3%	24	4%
	582		714		673
We ship SPF to several export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF to China was comparable to Q3-22 as demand from the construction industry remained muted as pandemic-related lockdowns in the country slowed economic activity. This, along with the strengthening of the USD against the Chinese renminbi, additional restrictions implemented on Chinese ports, and ongoing container shortages have driven the decrease in SPF shipments to China compared to Q4-21.
Wood chip, log, and other residual sales remained broadly consistent to comparative periods.
Costs and Production
SPF production volumes were lower versus comparative periods due primarily to the impact of the previously announced permanent curtailment of one shift at our Fraser Lake and Williams Lake sawmills and reductions in operating schedules to manage inventory levels.
SYP production volumes decreased compared to Q3-22 due primarily to reductions in operating schedules to manage inventory levels. SYP production volumes increased compared to Q4-21 due primarily to the acquisition of the Angelina lumber mill and ramp-up of production at our lumber mill in Dudley, Georgia.
Costs of products sold were lower compared to Q3-22 due primarily to lower shipment volumes and lower per unit log costs, offset in part by higher manufacturing costs in both our Canadian and U.S. operations and $32 million of incremental inventory write-downs recorded in Q4-22. We recorded significant inventory valuation reserves in Q4-22 due to low product pricing at period-end.
Costs of products sold were higher compared to Q4-21 due primarily to higher SPF log costs, higher manufacturing costs in both our Canadian and U.S. operations, and $47 million of incremental inventory write-downs recorded in Q4-22.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.
SPF log costs in Q4-22 decreased compared to Q3-22 due primarily to lower Alberta stumpage rates. SPF log costs increased compared to Q4-21 due primarily to higher purchased log costs in B.C. and increases in logging and fuel costs, offset in part by a decrease in overall stumpage rates.
SPF unit manufacturing costs increased versus comparative periods due primarily to lower production in the current period. We ran our mills in Western Canada at 70% of capacity in Q4-22, down from 76% of capacity in Q3-22 and 85% of capacity in Q4-21. As operating schedules were selectively reduced, a higher proportion of our Q4-22 production related to lower cost mills and this partially offset the aforementioned cost impact. Inflationary pressures on inputs was a contributing factor to the increase versus Q4-21 also.
SYP log costs decreased compared to Q3-22 as competition for logs moderated with weakening market conditions for lumber. SYP log costs were higher compared to Q4-21 due to increased competition for logs year over year. SYP unit manufacturing costs increased compared to Q3-22 due primarily to lower production in the current period. SYP unit manufacturing costs increased compared to Q4-21 due primarily to higher supplies and materials, energy, and employee costs.
Freight and other distribution costs decreased compared to Q3-22 due to decreases in shipment volumes, lower trucking and rail rates, and lower fuel costs. Freight and other distribution costs were comparable to Q4-21.

We recorded export duty expense in Q4-22, compared to export duty recoveries in the comparative periods, which were attributable to the finalization of AR2 and AR3 in Q4-21 and Q3-22 respectively.
As disclosed in the table below, the effective duty expense for Q4-22 increased versus comparative quarters. In Q4-22, higher antidumping duties incurred during the quarter was offset in part by lower shipment volumes to the U.S. and lower pricing.
The following table reconciles our cash deposits paid during the period to the amount recorded in our statements of earnings:

Duty impact on earnings ($ millions)	Q4-22	Q3-22	Q4-21
Cash deposits paid[1]	(12)	(23)	(20)
Adjust to West Fraser Estimated ADD rate[2]	(17)	(5)	(5)
Effective duty expense for period[3]	(29)	(28)	(25)
Duty recovery attributable to AR2[4]	—	—	55
Duty recovery attributable to AR3[5]	—	81	—
Export duty (expense) recovery	(29)	53	30
Net interest income on duty deposits receivable	3	7	7
1.Represents combined CVD and ADD cash deposit rate of 8.97% for January 1, 2021 to December 1, 2021, 11.12% from December 2, 2021 to January 9, 2022, 11.14% from January 10, 2022 to August 8, 2022, and 8.25% from August 9, 2022 to December 31, 2022.
2.Represents adjustment to the annualized West Fraser Estimated ADD rate of 4.52% for Q4-22, 2.23% for Q3-22, and 6.80% for Q4-21.
3.The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 14.37% for January 1, 2021 to December 1, 2021, 11.86% for December 2, 2021 to December 31, 2021, 9.58% for January 1, 2022 to January 9, 2022, 9.60% from January 10, 2022 to August 8, 2022, and 8.14% from August 9, 2022 to December 31, 2022.
4.$55 million represents the duty recovery attributable to the finalization of AR2 duty rates for the 2019 POI.
5.$81 million represents the duty recovery attributable to the finalization of AR3 duty rates for the 2020 POI.
The increase in amortization expense versus comparative periods related to continuing capital investments in our U.S. operations. Incremental amortization related to the acquired Angelina lumber mill was also a contributing factor to the increase versus Q4-21.
Selling, general and administration costs increased versus comparative periods. The increase versus Q3-22 related to higher salaries and wages, increased travel, and increased levels of community investment. The increase versus Q4-21 was driven by similar factors as well as updates in the allocation methodology for corporate overhead costs.
Restructuring and impairment charges of $31 million were recorded in Q4-22 relating to the indefinite curtailment of operations at our Perry sawmill.
Q4-22 finance income, net included $3 million of interest income on export duties. We accrued $7 million of interest income in Q3-22 and Q4-21 related primarily to the finalization of our AR3 and AR2 duty rates in those periods. Finance income excluding these amounts was comparable to Q3-22. Finance income excluding these amounts were also impacted by a lower allocation of consolidated finance expense, net compared to Q4-21.
Other relates primarily to foreign exchange revaluations on the Canadian dollar monetary assets and liabilities held by our Canadian operations.
Earnings before tax for the Lumber Segment decreased by $288 million compared to Q3-22 and decreased by $355 million compared to Q4-21 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment decreased by $237 million compared to Q3-22 and decreased by $317 million compared to Q4-21. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q3-22 to Q4-22	Q4-21 to Q4-22
Adjusted EBITDA - comparative period	$160	$240
Price	(132)	(176)
Volume	—	3
Changes in export duties	(83)	(59)
Changes in costs	20	(44)
Impact of inventory write-downs	(32)	(47)
Other	(10)	6
Adjusted EBITDA - current period	$(77)	$(77)
North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q4-22	Q3-22	Q4-21
Sales
OSB	$447	$596	$666
Plywood, LVL and MDF	157	194	162
Wood chips, logs and other	6	8	6
	610	798	834
Cost of products sold	(397)	(468)	(398)
Freight and other distribution costs	(76)	(92)	(72)
Amortization	(73)	(71)	(73)
Selling, general and administration	(27)	(23)	(21)
Operating earnings	35	144	270
Finance income (expense), net	1	(2)	—
Other income (expense)	3	2	(5)
Earnings before tax	$40	$144	$265

Adjusted EBITDA[1]	$109	$215	$343

OSB (MMsf 3/8” basis)
Production	1,442	1,560	1,469
Shipments	1,409	1,600	1,543
Plywood (MMsf 3/8” basis)
Production	162	194	175
Shipments	181	193	190
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.
Sales and Shipments
Sales decreased versus both comparative periods due primarily to lower OSB pricing and shipment volumes. Lower sales of MDF and plywood were also contributing factors to the decrease compared to Q3-22, driven primarily by lower shipment volumes. Shipment volumes decreased in Q4-22 due to weakening demand.
The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $100 million compared to Q3-22, and a decrease of $182 million compared to Q4-21.
The volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $24 million compared to Q3-22, and a decrease of $19 million compared to Q4-21.

Costs and Production
OSB production volumes decreased versus both comparative periods due primarily to incremental production curtailments taken to manage inventory levels.
Plywood production volumes decreased versus both comparative periods due primarily to the impact of the previously announced permanent curtailment of one shift at our Quesnel Plywood mill.
Costs of products sold decreased compared to Q3-22 due primarily to lower shipment volumes, recognition of $14 million in insurance recoveries, and decreases in resin and energy costs as cost inflation across our inputs moderated. The recognition of insurance recoveries partially offset repair costs and lost margins charged to earnings in Q4-21 and Q1-22 relating to unscheduled downtime at one of our manufacturing locations. We recorded $3 million of incremental inventory write-downs in Q4-22 compared to Q3-22.
Costs of products sold remained comparable to Q4-21 as the impacts of lower shipment volumes and the insurance recovery proceeds were largely offset by higher resin, energy, and fibre costs. Resin accounted for the most significant component of input cost increases year over year, driven by constraints on availability.
Freight and other distribution costs decreased compared to Q3-22 due primarily to lower shipment volumes. Freight and other distribution costs increased compared to Q4-21 due to higher fuel costs, inflationary pressures, and the substitution of trucking services for rail services. Lower shipment volumes compared to Q4-21 provided a partial offsetting effect.
Amortization expense was comparable to Q3-22 and Q4-21.
Selling, general and administration costs increased compared to Q3-22 due to higher salaries and wages and increased travel. The increase versus Q4-21 was driven by similar factors as well as updates in the allocation methodology for corporate overhead costs.
We recorded finance income in Q4-22 due to the impacts of higher interest income earned on our short-term investments. Fluctuations in Other related primarily to intercompany transactions that eliminate upon consolidation through an offsetting balance in the Corporate & Other segment and foreign exchange movements recorded on CAD-denominated monetary assets and liabilities.
Earnings before tax for the NA EWP Segment decreased by $104 million compared to Q3-22 and decreased by $225 million compared to Q4-21 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment decreased by $106 million compared to Q3-22 and decreased by $234 million compared to Q4-21. The following table shows the Adjusted EBITDA variance for the period. The impact of the insurance recovery recorded in Q4-22 is included under Other.

Adjusted EBITDA ($ millions)	Q3-22 to Q4-22	Q4-21 to Q4-22
Adjusted EBITDA - comparative period	$215	$343
Price	(100)	(182)
Volume	(24)	(19)
Changes in costs	4	(49)
Other	14	16
Adjusted EBITDA - current period	$109	$109

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q4-22	Q3-22	Q4-21
Sales	$190	$233	$159
Cost of products sold	(136)	(155)	(132)
Freight and other distribution costs	(32)	(41)	(33)
Amortization	(9)	(9)	(9)
Selling, general and administration	(8)	(8)	(8)
Restructuring and impairment charges	—	—	—
Operating earnings (loss)	6	20	(23)
Finance expense	—	(1)	—
Other income (expense)	(5)	3	(2)
Earnings (loss) before tax	$1	$22	$(25)

Adjusted EBITDA[1]	$15	$29	$(14)

Pulp (Mtonnes)
Production	221	255	226
Shipments	217	256	231
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Sales decreased compared to Q3-22 due primarily to decreases in shipment volumes and, to a lesser extent, lower product pricing. Sales increased compared to Q4-21 due to higher product pricing, offset in part by decreases in shipment volumes.
The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $14 million compared to Q3-22 and an increase of $40 million compared to Q4-21.
Pulp shipments decreased versus comparative periods due to reductions in production volumes, discussed further in the section below. The volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $3 million compared to Q3-22 and a decrease of $2 million compared to Q4-21.
Costs and Production
Pulp production decreased compared to Q3-22 due to the transition of the Hinton pulp mill from a double-line NBSK producer to a single-line UKP producer in October 2022, and the previously announced Q4-22 curtailment at Cariboo Pulp & Paper to align operating capacity with the available supply of wood chips. Pulp production was comparable to Q4-21 as the impact of the aforementioned reductions in Q4-22 was similar to the impact of the Q4-21 production curtailments taken in response to severe weather and flooding in B.C.
Costs of products sold decreased compared to Q3-22 due primarily to decreases in shipment volumes. Costs of products sold was comparable to Q4-21 as the impacts of higher fibre and energy costs were largely offset by lower shipment volumes.
Freight and other distribution costs decreased compared to Q3-22 due to lower shipment volumes and lower container and rail rates. Freight and other distribution costs decreased compared to Q4-21 due to lower shipment volumes.
Amortization, selling, general, and administration costs, and finance expense were similar to comparative periods. Other expense in Q4-22 relates to foreign exchange revaluations on Canadian dollar monetary assets and liabilities and settlement costs relating to pension plan annuity purchase agreements for certain retired employees.

Earnings before tax for the Pulp & Paper Segment decreased by $21 million compared to Q3-22 and increased by $26 million compared to Q4-21 due to the reasons explained above.
Adjusted EBITDA for the Pulp & Paper Segment decreased by $14 million compared to Q3-22 and increased by $29 million compared to Q4-21. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q3-22 to Q4-22	Q4-21 to Q4-22
Adjusted EBITDA - comparative period	$29	$(14)
Price	(14)	40
Volume	(3)	(2)
Changes in costs	(4)	(14)
Other	7	5
Adjusted EBITDA - current period	$15	$15
Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q4-22	Q3-22	Q4-21
Sales	$142	$149	$184
Cost of products sold	(97)	(110)	(109)
Freight and other distribution costs	(9)	(9)	(9)
Amortization	(12)	(12)	(24)
Selling, general and administration	(7)	(6)	(5)
Restructuring and impairment charges	(15)	—	—
Operating earnings	3	12	37
Finance expense	—	—	(1)
Other income (expense)	(2)	1	—
Earnings before tax	$1	$13	$36

Adjusted EBITDA[1]	$30	$24	$61

OSB (MMsf 3/8” basis)
Production	184	208	194
Shipments	201	202	178

USD - GBP exchange rate
Closing rate	0.8298	0.9079	0.7400
Average rate	0.8512	0.8506	0.7415
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales decreased compared to Q3-22 due primarily to lower shipments of MDF and particleboard. Pricing for our products remained broadly consistent in local currency terms. Sales decreased compared to Q4-21 as a result of lower product pricing and lower shipment volumes of MDF and particleboard, offset in part by higher shipment volumes of OSB. The strengthening of the USD against the GBP also contributed to the decrease in sales compared to Q4-21.

The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $1 million compared to Q3-22 and a decrease of $9 million compared to Q4-21. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table.
OSB shipment volumes were comparable to Q3-22 and increased compared to Q4-21. Q4-21 volumes were negatively impacted by a more pronounced seasonal slowing of demand for OSB late in the quarter as customers managed-down inventory following very high levels of activity in Q3-21. MDF and particleboard shipment volumes decreased versus both comparative quarters due to reductions in operating schedules taken in Q4-22 to manage inventory as demand weakened.
The volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $7 million compared to Q3-22 and a decrease of $8 million compared to Q4-21.
Costs and Production

Production volumes decreased versus comparative periods due to the impacts of reductions in operating schedules described above.
Costs of products sold decreased versus comparative periods. The decrease in costs of products sold compared to Q3-22 related to lower shipment volumes, lower energy prices, and the inclusion of a $7 million gain from the sale of carbon allowances during Q4-22 as a recovery in costs of products sold. Energy prices moderated from levels in Q3-22 due to a mild winter and higher gas supplies in Europe.
The decrease in costs of products sold compared to Q4-21 related primarily to lower shipment volumes, sales of carbon allowances in Q4-22, and the strengthening of the USD against the GBP, offset in part by higher energy, resin, and fibre costs.

Freight and other distribution costs generally trended with changes in shipment volumes.
Amortization was comparable to Q3-22. Amortization decreased compared to Q4-21 as certain assets reached the end of their estimated useful lives.
Restructuring and impairment charges of $15 million was recorded in Q4-22 relating to our South Molton, England location, driven by a decline in demand from a key customer for our kitchen cabinet products.
Selling, general and administration costs, finance expense, and Other were consistent with comparable periods.
Earnings before tax for the Europe EWP Segment decreased by $12 million compared to Q3-22 and decreased by $35 million compared to Q4-21 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment increased by $6 million compared to Q3-22, and decreased by $31 million compared to Q4-21. The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other. The impact of the sale of carbon allowances during Q4-22 is also included under Other.

Adjusted EBITDA ($ millions)	Q3-22 to Q4-22	Q4-21 to Q4-22
Adjusted EBITDA - comparative period	$24	$61
Price	(1)	(9)
Volume	(7)	(8)
Changes in costs	8	(15)
Other	6	1
Adjusted EBITDA - current period	$30	$30

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q4-22 was $98 million (Q3-22 - $84 million and Q4-21 - $88 million).
Selling, general and administration costs increased compared to Q3-22 due to higher salaries and wages, increased travel, and increased levels of community investment. The increase versus Q4-21 was driven by similar factors.
Selling, general and administration expense related to our operating segments are also discussed under “Discussion & Analysis of Fourth Quarter Results by Product Segment”.
Equity-based compensation
We recorded an expense of $6 million during Q4-22 (Q3-22 - expense of $5 million; Q4-21 - expense of $12 million). The expense in the current quarter reflects an increase in the expected payout multiple on our performance share units.
Finance income (expense), net
Finance income, net includes interest earned on short-term investments and interest income recognized on our duty deposits as discussed under “Discussion & Analysis of Fourth Quarter Results by Product Segment - Lumber Segment”. The paragraph below discusses finance income (expense), net on a consolidated basis.
We recorded finance income, net of $3 million in Q4-22 compared to finance income, net of $3 million in Q3-22 and finance expense, net of $1 million in Q4-21. Finance income increased versus comparative periods due to the impacts of higher interest income earned on our short-term investments, offset in part by a reduction in interest income on export duties. We accrued $7 million of interest income in Q3-22 and Q4-21 related primarily to the finalization of our AR3 and AR2 duty rates in those periods.
Other
Other income of $2 million was recorded in Q4-22 (Q3-22 - other income of $12 million; Q4-21 - other expense of $11 million).
Other income in Q4-22 relates primarily to foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities, offset in part by settlement costs relating to pension plan annuity purchase agreements for certain retired employees.
Other income of $8 million was recorded for our Corporate & Other segment in Q4-22 (Q3-22 - other expense of $1 million; Q4-21 - other expense of $2 million).
Other income for our Corporate & Other segment in Q4-22 relates primarily to foreign exchange gains recorded on certain of our CAD-denominated monetary assets and liabilities held within the Corporate & Other segment, offset in part by consolidation eliminations for intercompany transactions relating to our NA EWP segment.
Other related to our operating segments are discussed under “Discussion & Analysis of Fourth Quarter Results by Product Segment”.
Income tax
Q4-22 results include an income tax recovery of $31 million, compared to income tax expense of $80 million in Q3-22 and $104 million in Q4-21, resulting in an effective tax rate of 25% in the current quarter compared to 27% in Q3-22 and 24% in Q4-21.
Other comprehensive earnings – translation of operations with different functional currencies
We recorded a translation gain of $50 million during Q4-22 (Q3-22 - translation loss of $62 million; Q4-21 - translation gain of $3 million).

In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation gain in the current quarter reflects a weakening of the USD against the CAD, British pound sterling and Euro for our European and jointly-owned newsprint operations.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded an after-tax actuarial gain of $15 million during Q4-22 (Q3-22 - after-tax actuarial loss of $14 million; Q4-21 - after-tax actuarial gain of $8 million). The actuarial gain in Q4-22 reflect an increase in the discount rate used to calculate our plan liabilities.

OUTLOOK AND OPERATIONS
Business Outlook

Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, we expect that an aging housing stock, the backlog of homes to be built due to lagging completions of previously started new home construction and greater entrenchment of work-from-home flexibility will help to offset near-term headwinds and spur repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts averaged 1.38 million units in December 2022, with permits issued averaging 1.33 million units, according to the U.S. Census Bureau. Demand for new home construction and our wood building products may decline in the near term should interest rates remain elevated or continue to rise and consequently impact consumer sentiment and housing affordability.
The demand for our European products is expected to remain robust over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term challenges, including relatively high and rising interest rates, ongoing geopolitical developments and inflationary pressures, are expected to cause a temporary slowing of demand for our products in Europe, however, we are confident that we will be able to navigate through these periods and respond to opportunities for long-term growth ahead.
Our BCTMP, NBSK and UKP pulp is primarily used in printing and writing paper, boxboard, tissue applications, paper grocery bags and other specialty products. Pulp demand is anticipated to grow over the longer term due to increasing boxboard and tissue production in Asia and greater substitution of single-use plastics that are subject to increasing risk from government restrictions. Recently, there have been industry announcements of both temporary and permanent pulp capacity reductions in Western Canada as a result of constrained access to fibre. We continue to ramp production of UKP at our pulp mill in Hinton, Alberta, which offers environmental benefits such as reduced greenhouse gas emissions, water use, air emissions and waste generation and elimination of chlorine dioxide emissions.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC published the final rates for Administrative Review 3 (“AR3”) in Q3-22. AR4 commenced in March 2022, with final rates expected in August 2023. Additional details can be found under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute".

Operations
Anticipated shipment levels assume no significant deterioration from current market demand conditions, sufficient availability of logs within our economic return criteria, and no further temporary, indefinite or permanent curtailments. Our operations and results could be negatively affected by increasing or elevated interest rates, softening demand, the availability of transportation, the availability of labour due to the continuing impacts of COVID-19, disruption to the global economy resulting from the conflict in the Ukraine, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees and production disruptions due to other uncontrollable factors.
We expect total lumber shipments in 2023 to be similar to 2022 levels as the transportation challenges that we faced last year are not expected to be as severe in 2023, offset by relative year-over-year softness in new home construction demand, the permanent B.C. mill curtailments announced in August 2022 and the indefinite curtailment of the Perry, Florida sawmill announced in January 2023. As such we expect 2023 SPF shipments to be 2.6 to 2.8 billion board feet, and in the U.S. South, we expect 2023 SYP shipments to be 2.9 to 3.1 billion board feet. On January 1, 2023, stumpage rates decreased in B.C. due to the market-based adjustments related to lumber prices, and given the current commodity price environment, B.C. stumpage rates are expected to decline modestly in Q2-23. In Alberta, stumpage rates are expected to remain low as long as SPF prices remain depressed, as they are closely linked to the price of lumber and respond relatively quickly to changes in lumber prices. We expect log costs to moderate in the U.S. South in 2023.
In our NA EWP segment, we expect 2023 OSB shipments to be similar to 2022 levels and therefore we expect shipments of 5.9 to 6.2 billion square feet (3/8-inch basis) this year. Our modernization capital investment in Allendale is continuing. Given ongoing supply chain delays, the timing for a potential restart has moved to the end of the second quarter. We anticipate a ramp-up period of up to three years to meet targeted production and as such we do not anticipate the Allendale mill contributing materially to shipments in 2023. While there are near-term headwinds to demand, our overall OSB platform is expected to be better and lower cost with a modern Allendale facility operating. As with all our wood products operations, demand is a key input in determining our operating schedules across our manufacturing footprint. Input costs for the NA EWP business are expected to moderate in 2023.
Pulp & Paper segment shipments are not expected to increase from 2022 levels this year.
In our Europe EWP segment, we expect 2023 OSB shipments to be 1.0 to 1.2 billion square feet (3/8-inch basis), moderately above 2022 levels, as demand markets stabilize. Input costs for the Europe EWP business are expected to remain relatively elevated due primarily to higher energy and resin costs.
Across much of our supply chain in Q4-22, we experienced moderation of costs and availability constraints for raw materials such as resins and chemicals, transportation, and energy, though labour availability remained challenging. We expect these trends to persist over the near-term.
We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.
Cash Flows
We anticipate levels of operating cash flows and available liquidity will support our capital spending estimate for 2023. Based on our current outlook, assuming no deterioration from current market demand conditions during the year and that there is no additional lengthening of lead times for projects underway or planned, we anticipate we will invest approximately $500 million to $600 million in 2023. Our total capital budget consists of various improvement projects and maintenance expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. Expected capital expenditures1 in 2023 include approximately $100 million for the modernization of the Henderson, Texas lumber manufacturing facility.
We expect to maintain our investment grade debt rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
Our 2022 NCIB, which expires February 22, 2023, authorized us to purchase up to 10,194,000 Common shares of the Company. As of February 13, 2023, 10,194,000 shares have been repurchased, leaving no shares available to purchase until the February 22, 2023 expiry of the NCIB. An additional 281,115 shares were acquired in 2022 under our 2021 NCIB for a total repurchase of 10,475,115 shares for 2022.

On June 7, 2022, we completed the 2022 SIB pursuant to which we purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion.
As of February 13, 2023, we have repurchased for cancellation 39,741,794 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB and normal course issuer bids, equalling 73% of the shares issued in respect of the Norbord Acquisition.
We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.30 per share, the total anticipated cash payment of dividends in 2023 is $100 million based on the number of Common and Class B Common shares outstanding on December 31, 2022.
We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and does not compromise our financial flexibility.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Estimated Earnings Sensitivity to Key Variables
(based on 2022 shipment volumes - $ millions)

Factor	Variation	Change in pre-tax earnings[1]
Lumber price	$10 (per Mfbm)	$59
NA OSB price	$10 (per Msf)	58
Europe OSB price	£10 (per Msf)	9
Canadian - U.S. $ exchange rate[2]	$0.01 (per CAD)	18
1.Each sensitivity has been calculated on the basis that all other variables remain constant and is based on changes in our realized sales prices.
2.Represents the USD impact of the initial $0.01 change on CAD revenues and expenses. Additional changes are substantially, but not exactly, linear.

LIQUIDITY AND CAPITAL RESOURCES
Capital Management Framework
Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.
Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. Our debt is currently rated as investment grade by three major rating agencies.
We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted.
A strong balance sheet and liquidity profile, along with our investment-grade debt rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.

Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	December 31, 2022	December 31, 2021
Available liquidity
Cash and cash equivalents	$1,162	$1,568
Operating lines available (excluding newsprint operation)	1,053	1,025
Available liquidity	$2,215	$2,593

Total debt to total capital[1]	7%	7%
Net debt to total capital[1]	(9%)	(16%)
1.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Available liquidity on December 31, 2022 was $2,215 million (2021 - $2,593 million). Available liquidity includes cash and cash equivalents, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned newsprint operation.
Cash and cash equivalents on hand decreased in 2022 due to lower earnings and significant returns of capital to our shareholders through share buybacks and dividend payments during the year. Available liquidity decreased and net debt to total capital increased compared to last year, but we remain well positioned with a strong balance sheet and liquidity profile. Total debt to total capital remained comparable to prior year.
Credit Facilities

As at December 31, 2022, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2026, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $18 million (£15 million) credit facility dedicated to our European operations, and a $10 million (CAD$13 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at December 31, 2022, our revolving credit facilities were undrawn (December 31, 2021 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2021 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances, or London Inter-Bank Offered Rate (“LIBOR”) Advances at our option. Our $1 billion committed revolving credit facility contains transition provisions relating to the elimination of LIBOR whereby Secured Overnight Financing Rate (“SOFR”) can be elected by mutual consent with the lenders.

In addition, we have credit facilities totalling $131 million (December 31, 2021 - $137 million) dedicated to letters of credit. Letters of credit in the amount of $61 million (December 31, 2021 - $65 million) were supported by these facilities.
All debt is unsecured except the $10 million (CAD$13 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.

As at December 31, 2022, we were in compliance with the requirements of our credit facilities.
Long-Term Debt
In October 2014, we issued $300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes.
In August 2017, we were advanced a $200 million 5‑year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or LIBOR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a $100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our 5-year term loan. On March 9, 2020, we extended the duration of our $100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of $100 million, resulting in a fixed interest rate of 0.51% through August 2024. These swap agreements fix the interest rate on the $200 million 5-year term loan discussed above.
Debt Ratings
We are considered investment grade by three leading rating agencies. The ratings in the table below are as at February 13, 2023.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 81,273,936 Common shares and 2,281,478 Class B Common shares for a total of 83,555,414 shares issued and outstanding as at February 13, 2023.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share Repurchases

Normal Course Issuer Bid

On February 23, 2022, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire up to 10,194,000 Common shares for cancellation until the expiry of the bid on February 22, 2023. As of December 31, 2022, we had repurchased and cancelled all 10,194,000 Common shares available under the 2022 NCIB.
For the year ended December 31, 2022, we repurchased 10,475,115 Common shares at an average price of $82.01 per share under our 2021 and 2022 NCIB programs.
2022 Substantial Issuer Bid
On June 7, 2022, we completed a substantial issuer bid pursuant to which we purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion.
2021 Substantial Issuer Bid
On August 20, 2021, we completed a substantial issuer bid pursuant to which we purchased for cancellation a total of 10,309,278 Common shares at a price of CAD$97.00 (US$76.84) per Common share for an aggregate purchase price of CAD$1.0 billion.

The following table shows our purchases under our NCIB and SIB programs in 2021 and 2022:

Share repurchases (number of common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2021 to December 31, 2021	7,059,196	$74.60
2021 SIB:	August 20, 2021	10,309,278	$76.84
NCIB:	January 1, 2022 December 31, 2022	10,475,115	$82.01
2022 SIB:	June 7, 2022	11,898,205	$95.00
Share Options
As at February 13, 2023, there were 837,425 share purchase options outstanding with exercise prices ranging from CAD$40.82 to CAD$123.63 per Common share.
Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant, equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

Cash Flow Statement ($ millions - cash provided by (used in))	2022	2021
Cash provided by operating activities
Earnings	$1,975	$2,947
Adjustments
Amortization	589	584
Restructuring and impairment charges	60	—
Finance expense, net	3	45
Foreign exchange (gain) loss	(28)	5
Export duty	(99)	14
Retirement benefit expense	103	111
Contributions to retirement benefit plans	(76)	(77)
Tax provision	618	951
Income taxes paid	(982)	(946)
Other	(11)	(13)
Changes in non-cash working capital
Receivables	140	5
Inventories	20	(139)
Prepaid expenses	(6)	(14)
Payables and accrued liabilities	(99)	79
	2,207	3,552
Cash used for financing activities
Repayment of long-term debt	—	(667)
Repayment of lease obligations	(14)	(9)
Make-whole premium paid	—	(60)
Finance expense paid	(23)	(37)
Financing fees paid	—	(4)
Repurchase of Common shares for cancellation	(1,990)	(1,319)
Issuance of Common shares	—	7
Dividends paid	(99)	(75)
	(2,126)	(2,164)

Cash used for investing activities
Acquired cash and cash equivalents from Norbord Acquisition[1]	—	642
Angelina Acquisition, net of cash acquired	—	(302)
Additions to capital assets	(477)	(635)
Interest received	17	2
Other	1	7
	$(459)	$(286)

Change in cash and cash equivalents	$(378)	$1,102
1.The Norbord Acquisition was a non-cash share consideration transaction and therefore only the acquired cash is included in the cash flow statement. Changes in Norbord’s cash position subsequent to February 1, 2021 are incorporated into the cash flow statement.
Operating Activities
The table above shows the main components of cash flows provided by operating activities for each year. The significant factor contributing to the decrease compared to 2021 was lower earnings, driven primarily by lower product pricing and higher input costs. Changes in working capital provided a partial offsetting factor.

Income tax payments were higher in 2022 due primarily to a higher prior year top-up payment, as discussed below, and changes in installment levels. Canadian income tax installments are based on the lower of prior year installments and estimated taxable earnings, with the final or top-up payment due in February of the following year. U.S. income tax installments are based on estimated taxable earnings. Of the $982 million in income tax payments (net of refunds) paid in 2022, $328 million was the final income tax payment for 2021 earnings. Of the $946 million income tax payments (net of refunds) paid in 2021, $216 million was the final income tax payment for 2020 earnings.
Working capital decreased in 2022 due primarily to decreases in accounts receivable, offset in part by decreases in payables and accrued liabilities. Accounts receivable decreased due to lower product pricing and shipment activity. Accounts payable and accrued liabilities decreased due primarily to decreases in stumpage, trade accounts, and equity-based compensation and compensation accruals.
The decrease in inventory is driven primarily by inventory write-downs on log and lumber inventory, reductions in volumes of SPF and SYP lumber finished goods at year-end, and reductions in volumes of pulp raw materials and finished goods related to the transition of Hinton pulp mill to single-line production of UKP. Partially offsetting these reductions were increases in OSB finished goods and supplies inventory driven by increases in input costs and a lower comparative balance for OSB finished goods at 2021 year-end.
Financing Activities
Cash used in financing activities in 2022 was comparable to 2021 as lower repayments of long-term debt were largely offset by higher share repurchases and dividend payments. We completed the early redemption of Norbord’s 2023 and 2027 Notes in 2021 whereas no repayments of long-term debt took place in the current year.
We returned a total of $1,990 million during 2022 to our shareholders through Common shares repurchased under our NCIB and SIB programs, as compared to $1,319 million during 2021. 2022 share repurchases were higher compared to 2021 as we repurchased more shares at a higher average price per share in the current year.
We also returned a total of $99 million during 2022 to our shareholders through dividend payments (2021 - $75 million). The increase versus 2021 related to increases in the dividend amount per share, offset by a decrease in the number of shares outstanding.
Investing Activities
The Norbord Acquisition was a non-cash share consideration transaction and therefore only the acquired cash was included in investing activities in 2021. Cash payment of $302 million, representing the cash consideration transferred net of acquired cash, was made in relation to the Angelina Acquisition during 2021.
Interest received increased compared to 2021 due to higher interest income earned on our short-term investments.
Capital expenditures of $477 million in 2022 (2021 - $635 million) reflect our philosophy of continued reinvestment in our mills. Additions to capital assets in 2021 included $276 million relating to the asset acquisition of the idled OSB mill near Allendale, South Carolina. We increased profit improvement and maintenance capital expenditures in the North America EWP and U.S. lumber segments in 2022.

Capital Expenditures by Segment ($ millions)	Profit Improvement	Maintenance of Business[1]	Safety	Total
Lumber	102	62	20	184
North America EWP	135	82	18	235
Pulp & Paper	2	26	1	29
Europe EWP	7	10	3	20
Corporate	—	9	—	9
Total	246	189	42	477
1.Maintenance of business includes expenditures for roads, bridges, mobile equipment and major maintenance shutdowns.

Contractual Obligations
The estimated cash payments due in respect of contractual and legal obligations as at December 31, 2022, including debt and interest payments and major capital improvements, are summarized as follows. Contractual obligations do not include energy purchases under various agreements, defined contribution pension plans, equity-based compensation, or contingent amounts payable.

Contractual Obligations (at December 31, 2022, in $ millions)	Total	2023	2024	2025	2026	Thereafter
Long-term debt	$500	$—	$500	$—	$—	$—
Interest on long-term debt[1]	33	19	14	—	—	—
Lease obligations	42	12	8	7	3	12
Contributions to defined benefit pension plans[2]	120	36	43	41	—	—
Payables and accrued liabilities	722	722	—	—	—	—
Purchase commitments	278	278	—	—	—	—
Reforestation and decommissioning obligations	159	60	15	10	6	68
Electricity swaps	7	(1)	(2)	(1)	1	10
Total	$1,861	$1,126	$578	$57	$10	$90
1.Assumes debt remains at December 31, 2022 levels and includes the impact of interest rate swaps terminating August 2024.
2.Contributions to the defined benefit pension plans are based on the most recent actuarial valuation. Future contributions will be determined at the next actuarial valuation date.
Financial Instruments
Our financial instruments, their accounting classification, and associated risks are described in Note 23 to the Annual Financial Statements.

ACCOUNTING MATTERS
Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS requires management to make estimates, assumptions, and judgments that affect the amounts reported. Our significant accounting policies are disclosed in our Annual Financial Statements.
In determining our critical accounting estimates, we consider trends, commitments, events or uncertainties that we reasonably expect to materially affect our methodology or assumptions. Our statements in this MD&A regarding such considerations are made subject to the “Forward-Looking Statements” section.
We have outlined below information about judgments, assumptions, and other sources of estimation uncertainty as at December 31, 2022 that have the most significant impact on the amounts recognized in our financial statements. The discussion of each critical accounting estimate does not differ between our reportable segments unless explicitly noted.
Recoverability of Goodwill
Goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. Goodwill exists in relation to our Lumber, North America EWP, and Europe EWP reporting segments.
Goodwill is tested annually for impairment, or more frequently if an indicator of impairment is identified.
Recoverability of goodwill is assessed by comparing the carrying value of the CGU or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.

We determined the value in use of CGU groups using discounted cash flow models. Key assumptions used in estimating recoverable amount were based on industry sources as well as management estimates. Key assumptions included production volume, product pricing, raw material input cost, production cost, terminal multiple, and discount rate.
An impairment write-down is recorded if the carrying value exceeds the estimated recoverable amount.
We assessed the recoverability of goodwill as at December 31, 2022 and December 31, 2021 and concluded there were no impairment losses.
The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon historical experience, approved financial forecasts and industry trends and conditions.
There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU groups, given the necessity of making key economic and operating assumptions about the future. If the future were to differ adversely from our best estimate and associated cash flows were to materially decrease, we could potentially experience future impairment charges in respect of our goodwill balances.
Recoverability of Capital Assets
We assess property, plant and equipment, timber licences, and other definite-lived intangible assets for indicators of impairment at each reporting date and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We conduct a review of external and internal sources of information to assess for any impairment indicators. Examples of such triggering events related to our long-lived assets include, but are not limited to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, including a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term price assumption or in the price or availability of inputs required for manufacturing; a significant adverse change in legal factors or in the business climate that could affect the asset’s value; and a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.
When a triggering event is identified, recoverability of long-lived assets is assessed by comparing the carrying value of an asset or cash-generating unit to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.
We determined the value in use of assets and cash-generating units using discounted cash flow models. Key assumptions used in estimating recoverable amount were based on industry sources as well as management estimates. Key assumptions included production volume, product pricing, raw material input cost, production cost, and discount rate.
An impairment write-down is recorded if the carrying value exceeds the estimated recoverable amount.
We recorded $51 million of impairment charges during the year ended December 31, 2022 relating to our Hinton, Alberta pulp mill (Pulp & Paper segment), Perry, Florida lumber mill (Lumber segment), and South Molton, England mill (Europe Engineered Wood Products segment). No impairments were recorded for 2021. The assessment of impairment indicators requires the exercise of judgment given the necessity of making key economic and operating assumptions about the future. If the future were to differ adversely from our best estimate and associated cash flows were to materially decrease, we could potentially experience future impairment charges in respect of our capital assets.
Defined Benefit Pension Plan Assumptions
We maintain defined benefit pension plans for many of our employees. We use independent actuarial specialists to perform actuarial valuations of our defined benefit pension plans.
Key assumptions used in determining defined benefit pension expense and accrued benefit obligations included assumed rates of increase for employee compensation and discount rate. Note 13 to the Annual Financial Statements provides the sensitivity of our accrued benefit obligations to changes in these key assumptions.

If the future were to adversely differ from our best estimate of assumptions used in determining our accrued benefit obligations, we could experience future increased defined benefit pension expense, financing costs and charges to other comprehensive earnings.
CVD and ADD Duty Rates
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates. Details can be found under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber - Softwood Lumber Dispute.”
The CVD and ADD rates are subject to adjustment by the USDOC through an AR of POI. The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The softwood lumber case will continue to be subject to NAFTA or the new CUSMA and WTO dispute resolution processes and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds.
In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates. Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.
If the future were to adversely differ from our best estimate of the duty deposit rate, we could experience material adjustments to duty expense and such adjustments could result in an increase of cash outflows.
Reforestation and Decommissioning Obligations
We recognize provisions for various statutory, contractual or legal obligations. In Canada, provincial regulations require timber quota holders to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforested areas must be tended for a period sufficient to ensure that they are well established. The time needed to meet regulatory requirements depends on a variety of factors.
In our operating areas, the time to meet reforestation standards usually spans 12 to 15 years from the time of harvest. We record a liability for the estimated cost of the future reforestation activities when the harvesting takes place, discounted at an appropriate rate. The liability is accreted over time through charges to finance expense and reduced by silviculture expenditures.
We record the best estimate of the expenditure to be incurred to settle decommissioning obligations, such as landfill closures. This liability is determined using estimated closure and/or remediation costs discounted using an appropriate discount rate. On initial recognition, the carrying value of the liability is added to the carrying amount of the associated asset and amortized over its useful life or expensed when there is no related asset. The liability is accreted over time through charges to finance expense and reduced by actual costs of settlement.
Key assumptions underlying the reforestation and decommissioning obligations included the timing and the amount of forecasted expenditures and discount rate.
Material changes in financial position can arise as the actual costs incurred at the time of silviculture activities or decommissioning may differ from the estimates used in determining the liability. If the provisions for the reforestation and decommissioning obligations were to be inadequate, we could experience an increase to expenses in the future. A charge for an inadequate reforestation and decommissioning obligation provision would result in an increase of cash outflows proximate to the time that the obligation is satisfied.

Accounting Policy Developments
Note 2 to the Annual Financial Statements contains a description of current and future changes in accounting policies, including: (1) initial application of standards, interpretations and amendments to standards and interpretations in the reporting period and (2) standards, interpretations and amendments to standards and interpretations issued but not yet effective.

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties that can significantly affect our operations, financial condition and future performance. We have a comprehensive process to identify, manage, and mitigate risk, wherever possible. The risks and uncertainties described below are not necessarily the only risks we face. Additional risks and uncertainties that are presently unknown to us or deemed immaterial by us may adversely affect our business.
Product Demand and Price Fluctuations
Our revenues and financial results are primarily dependent on the demand for, and selling prices of, our products, which are subject to significant fluctuations. The demand and prices for lumber, plywood, OSB, particleboard, MDF, LVL, pulp, newsprint, wood chips and other wood products are highly volatile and are affected by factors such as:
•global economic conditions including the strength of the U.S., Canadian, Chinese, Japanese, European and other international economies, particularly U.S. and Canadian housing markets and their mix of single and multifamily construction, repair, renovation and remodelling spending and industrial application;
•alternative products to lumber or panels;
•construction and home building disruptor technologies that may reduce the use of lumber or panels;
•changes in industry production capacity;
•changes in global inventory levels;
•increased competition from other consumers of logs and producers of lumber or panels;
•regulatory regimes setting a price on carbon that would increase the price of energy or fuel affecting the manufacturing cost of our products;
•elevated and continued rising of, interest rates, ongoing geo-political developments, including disruptions to the global economy resulting from the conflict in the Ukraine;
•inflationary pressures, including increases in energy prices; and
•other factors beyond our control.
In addition, unemployment levels, interest rates, the availability of mortgage credit and the rate of mortgage foreclosures have a significant effect on residential construction and renovation activity, which in turn influences the demand for, and price of, building materials such as lumber and panel products. Declines in demand, and corresponding reductions in prices, for our products may adversely affect our financial condition and results of operations.
Our business is highly exposed to fluctuations in demand for and pricing of our wood products. Our sensitivity to commodity product pricing may result in a high degree of sales and earnings volatility. In the past, we have been negatively affected by declines in product pricing and have taken production downtime or indefinite curtailments to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for our wood products could seriously harm our financial position, operating results and cash flows.
We cannot predict with any reasonable accuracy future market conditions, demand or pricing for any of our products due to factors outside our control. Prolonged or severe weakness in the market for any of our principal products would adversely affect our financial condition. Future demand could also be impacted by the perceived sustainability of our wood products in contrast with competing alternatives.
Competition
We compete with global producers, some of which may have greater financial resources and lower production costs than we do. Currency devaluations can have the effect of reducing our competitors’ costs and making our products less competitive in certain markets. In addition, European lumber producers and South American panel producers may enter the North American market during periods of peak prices. Markets for our products are highly competitive. Our ability to maintain or improve the cost of producing and delivering products to those markets is crucial. Factors such as cost and availability of raw materials, energy and labour, the ability to maintain high operating rates and low per unit manufacturing costs, and the quality of our final products and our customer service all affect our earnings. Some of our products are also particularly sensitive to other factors including innovation, quality and service, with varying emphasis on these factors depending on the product. To the extent that one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. If we are unable to compete effectively, such failure could have a material adverse effect on our business, financial condition and results of operations.
Our products may compete with non‑fibre based alternatives or with alternative products in certain market segments. For example, steel, engineered wood products, plastic, wood/plastic or composite materials may be used by builders as alternatives to the products produced by our wood products businesses such as lumber, plywood, OSB, LVL, particleboard and MDF products. Changes in prices for oil, chemicals and wood‑based fibre can change the competitive position of our products relative to available alternatives and could increase substitution of those products for our products. In addition, our customers or potential customers may factor in environmental and sustainability factors in assessing whether to purchase our wood products. As the use of these alternatives grows, demand for our products may further decline.
Because commodity products have few distinguishing properties from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand and competition from substitute products. Prices for our products are affected by many factors outside of our control, and we have no influence over the timing and extent of price changes, which often are volatile. Accordingly, our revenues may be negatively affected by pricing decisions made by our competitors and by decisions of our customers to purchase products from our competitors.
In addition, continued consolidation in the retail and construction industries could expose us to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on us and our products. In addition, concentration of our business with fewer customers as a result of consolidation could expose us to risks associated with the loss of key customers. For example, the loss of a significant customer, any significant customer order cancellations or bad debts could negatively affect our sales and earnings.
Availability of Fibre
Canada
A significant majority of our Canadian log requirements are harvested from lands owned by a provincial government. Provincial governments control the volumes that can be harvested under provincially-granted tenures and otherwise regulate the availability of Crown timber for harvest. Determinations by provincial governments to (i) reduce the volume of timber, to issue or not issue operating permits to harvest timber; (ii) to limit the areas that may be harvested under timber tenures; (iii) to restrict the transfer or acquisition of timber tenures; (iv) to regulate the processing of timber or use of harvesting contractors, including to protect the environment or endangered species, species at risk and critical habitat or as a result of forest fires, mountain pine beetle infestations, harvest and caribou conservation plans; (v) in response to jurisprudence or government policies respecting Indigenous rights and title or reconciliation efforts, land use management and planning processes, including those agreements between the B.C. provincial government and the Blueberry River First Nations or potential reallocation of harvesting rights to Indigenous Nations or communities; or (vi) to restrict log processing to local or appurtenant sawmills or to mandate amounts of work to be provided or rates to be paid to harvesting contractors; or (vii) change the methodology or rates for stumpage, may reduce our ability to secure log or residual fibre supply, may increase our log purchase and residual fibre costs, may adversely impact lumber grade and recovery and may impact our operations, including require us to reduce operating rates.
In addition, our timber supply in B.C. may also be negatively impacted by the announced intention of the Government of B.C. to defer logging in 2.6 million hectares of forests described as “old growth” forests. While the scope of the actions to be taken by the Government of B.C. under these amended forestry statutes and “old growth” deferral proposals cannot be determined at this time, these actions could have a material impact on both the amount of our AAC forest tenures and the amount of timber that we are able to harvest from these tenures.
We rely on third party independent contractors to harvest timber in areas over which we hold timber tenures. Increases in rates charged by these independent contractors or the limited availability of these independent contractors or new regulations on the work to be provided and rates to be paid to these contractors may increase our timber harvesting costs.

We also rely on the purchase of logs through open market purchases and private supply agreements and log exchange agreements and increased competition for logs, or shortages of logs may result in increases in our log purchase costs.
United States
We rely on log supply agreements in the U.S. which are subject to log availability and based on market prices. The majority of the aggregate log requirements for our U.S. mills is purchased on the open market. Open market purchases come from timber real estate investment trusts, timberland investment management organizations and private land owners. Changes in the log markets in which we operate may reduce the supply of logs available to us and may increase the costs of log purchases, each of which could adversely affect our results. In addition, changes in the market for residuals may reduce the demand and selling price for the residuals produced by our operations and increase the disposal costs, which could adversely affect our results. We may experience higher competition for sustainable log supply sourcing as supply is limited by alternative demand for forests in carbon sequestration and through the increase in conversion to forest plantations or non-forest use where there is significant regional forest area decline.
Europe
Wood fibre for our European OSB, particleboard and MDF operations is purchased from government and private landowners. Changes in the log markets in which we operate may reduce the supply of logs available to us and may increase the costs of log purchases, each of which could adversely affect our results.
Additional Risks to Availability of Fibre
When timber, wood chips, other residual fibre and wood recycled materials are purchased on the open market, we are in competition with other uses of such resources, where prices and the availability of supply are influenced by factors beyond our control. Fibre supply can also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments.
Transportation Requirements
Our business depends on our ability to transport a high volume of products and raw materials to and from our production facilities and onto both domestic and international markets. We rely primarily on third-party transportation providers for both the delivery of raw materials to our production facilities and the transportation of our products to market. These third‑party transportation providers include truckers, bulk and container shippers and railways. Our ability to obtain transportation services from these transportation service providers is subject to risks which include, without limitation, availability of equipment and operators, disruptions due to weather, natural disasters and labour disputes. To the extent that climate change results in more frequent severe weather occurrences, we may experience increased frequency of transportation disruptions in future years which may again result in a disruption of our ability to ship lumber and other products that we manufacture, including significant transportation disruptions from severe flooding, hurricanes, and other natural disasters. In addition, the potential of increased frequency of severe weather events may ultimately result in increased transportation costs as transportation providers, including railways, undertake capital expenditures to improve the ability of the transportation infrastructure to withstand severe weather events or to repair damage from severe weather events in order to maintain services.
Transportation services may also be impacted by seasonal factors, which could impact the timely delivery of raw materials and distribution of products to customers. As a result of rail and truck capacity constraints, access to adequate transportation capacity has at times been strained and could affect our ability to transport our products to markets and could result in increased product inventories. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions or work stoppages, could harm our reputation, negatively affect customer relationships or disrupt production at our mills. Transportation costs are also subject to risks that include, without limitation, increased rates due to competition, increased fuel costs and increased capital expenditures related to repair, maintenance and upgrading of transportation infrastructure. Increases in transportation costs will increase our operating costs and adversely impact our profitability. If we are unable to obtain transportation services or if our transportation costs increase, our revenues may decrease due to our inability to deliver products to market and our operating expenses may increase, each of which would adversely affect our results of operations.

Costs and Availability of Materials and Energy
We rely heavily on certain raw materials, including logs, wood chips and other fibre sources, chemicals, and energy sources, including natural gas and electricity, in our manufacturing processes. Competition from our industry and other industries, as well as supply disruptions may result in increased demand and costs for these raw materials and energy sources. We have experienced significant cost inflation across a number of our inputs including supplies and materials and energy. Increases in the costs of these raw materials and energy sources will increase our operating costs and will reduce our operating margins. There is no assurance that we will be able to fully offset the effects of higher raw material or energy costs through hedging arrangements, price increases, productivity improvements or cost‑reduction programs.
Our operations depend on an uninterrupted supply of resins and chemicals, production inputs, and other supplies and resources such as skilled personnel. Supply may be interrupted due to a shortage or the scarce nature of inputs, especially with regard to chemicals. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. COVID-19 has had a significant impact on global supply chains, which has impacted our ability to source supplies required for our operations and has increased the costs of those supplies. Any interruptions to the procurement and supply of resins, chemicals, production inputs and other supplies, or the availability of skilled personnel, as well as increasing rates of inflation, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.
Operational Curtailments
From time to time, we suspend or curtail operations at one or more of our facilities in response to market conditions, environmental risks, or other operational issues, including, but not limited to scheduled and unscheduled maintenance, temporary periods of high electricity prices, power failures, equipment breakdowns, adverse weather conditions, labour disruptions, transportation disruptions, unavailability of staff, fire hazards, and the availability or cost of raw materials including logs, wood chips, resins and chemicals. In addition, the potential increased frequency of extreme weather events associated with climate change may result in operational curtailments becoming more frequent than we have experienced historically.
In addition, our ability to operate at full capacity may be affected by ongoing capital projects. As a result, our facilities may from time to time operate at less than full capacity. These operational suspensions could have a material adverse effect on our financial condition as a result of decreased revenues and lower operating margins.
In Canada, a substantial portion of the wood chip requirements of our Canadian pulp and paper operations are provided by our Canadian sawmills and plywood and LVL plants. If wood chip production is reduced because of production curtailments, improved manufacturing efficiencies or any other reason, our pulp and paper operations may incur additional costs to acquire or produce additional wood chips or be forced to reduce production. Conversely, pulp and paper mill production curtailments may require our sawmills and panel mills to find other ways to dispose of residual wood fibre and may result in curtailment or suspension of lumber, plywood or LVL production and increased costs.
Labour and Services
Our operations rely on experienced local and regional management and both skilled and unskilled workers as well as third party services such as logging and transportation and services for our capital projects. Because our operations are generally located away from major urban centers, we often face strong competition from our industry and others such as oil and gas production, mining and manufacturing for labour and services, particularly skilled trades. Shortages of key services or shortages of management leaders or skilled or unskilled workers, including those caused by a failure to attract and retain a sufficient number of qualified employees and other personnel or high employee turnover could impair our operations by reducing production or increasing costs or impacting the ability to execute on our capital projects including timing and costs.
We employ a unionized workforce in a number of our operations. Walkouts or strikes by employees could result in lost production and sales, higher costs, supply constraints and litigation that could have a material adverse effect on our business. In addition, disputes with the unions that represent our employees may lead to litigation, the result of which may adversely impact cash flow and profitability of certain of our operations. Also, we depend on a variety of third parties that employ unionized workers to provide critical services to us. Labour disputes experienced by these third parties could lead to disruptions at our facilities.

Approximately 34% of our employees are covered by collective agreements. There were no expired collective agreements remaining as at December 31, 2022, other than the collective agreement with respect to our Barwick OSB operations in Ontario, Canada. All of our U.K. and Belgian union contracts are evergreen. Union agreements representing approximately 36% and 12% of our unionized employees expire in 2023 and 2024, respectively. In the event that we are unable to renew these collective agreements upon their expiry or the Barwick collective agreement in the near term, we could experience strikes or labour stoppages at the impacted facilities which could result in lost production and sales, higher costs and/or supply constraints.
Trade Restrictions
A substantial portion of our products that are manufactured in Canada are exported for sale. Our financial results are dependent on continued access to the export markets and tariffs, quotas and other trade barriers that restrict or prevent access represent a continuing risk to us. Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for the last several decades. During the period from October 2006 through October 2015 these exports were subject to a trade agreement between the U.S. and Canada and on the expiry of that agreement, a one‑year moratorium on trade sanctions by the U.S. came into place. That moratorium has expired and in November 2016 a group of U.S. lumber producers petitioned the USDOC and the USITC to impose trade sanctions against Canadian softwood lumber exports to the U.S. In 2017 duties were imposed on Canadian softwood lumber exports to the U.S. The current duties are likely to remain in place until and unless some form of trade agreement can be reached between the U.S. and Canada (which trade agreement could include other tariffs or duties or quotas that restrict lumber exports) or a final, binding determination is made as a result of litigation. Unless the additional costs imposed by duties can be passed along to lumber consumers, the duties will increase costs for Canadian producers and, in certain cases, could result in some Canadian production becoming unprofitable. Whether and to what extent duties can be passed along to consumers will largely depend on the strength of demand for softwood lumber, which is significantly influenced by the levels of new residential construction in the U.S. If duties can be passed through to consumers in whole or in part the price of Canadian softwood lumber will increase (although the increase will not necessarily be for the benefit of Canadian producers) which in turn could cause the price of SYP lumber, which would not be subject to the duty, to increase as well.
While the USDOC has issued its final duty rates for 2017 through 2020, the duty rates for the 2021 POI has not been finalized, and there is no assurance that the final rates for antidumping duty and countervailing duty will not differ materially from the cash deposit rates in place for those years.
The application of U.S. trade laws could, in certain circumstances, create significant burdens on us. We are a mandatory respondent in current investigations being conducted by the USDOC into alleged subsidies and dumping of Canadian softwood lumber. In addition, the current trade dispute between the U.S. and China could negatively impact either or both the U.S. and Chinese economies which could have an adverse effect on the demand for our products and could adversely affect our financial results. Further, the current diplomatic and trade issues between Canada and China could result in tariffs and other trade barriers that restrict access to the market in China for our products.
The future performance of our business is dependent upon international trade and, in particular, cross border trade between Canada and the U.S. and between the U.K. and European Union. Access to markets in the U.S., the European Union, China and other countries may be affected from time to time by various trade-related events. The financial condition and results of operations of our business could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future.
Environment
We are subject to regulation by federal, provincial, state, municipal and local environmental authorities, including, among other matters, environmental regulations relating to air emissions and pollutants, wastewater (effluent) discharges, solid and hazardous waste, landfill operations, forestry practices, permitting obligations, site remediation and the protection of threatened or endangered species and critical habitat. Concerns over climate change, carbon emissions, water and land-use practices and the protection of threatened or endangered species and critical habitat could also lead governments to enact additional or more stringent environmental laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes or otherwise could adversely affect our operations or financial conditions.

We have incurred, and will continue to incur, capital expenditures and operating costs to comply with environmental laws and regulations, including the U.S. Environmental Protection Agency’s Boiler MACT (maximum achievable control technology) regulations. These regulations include environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation, as well as workplace safety. In addition, changes in the regulatory environment respecting climate change have and may lead governments and regulatory bodies to enact additional or more stringent laws and regulations and impose operational restrictions or incremental levies and taxes applicable to our Company which could require us to incur increased capital expenditures or result in increased operating expenses. In addition, we anticipate incurring additional capital expenditures in connection with capital projects that we plan to undertake in order to achieve our targeted greenhouse gas emission objectives. These capital expenditures may be greater than initially projected, and changes in environmental laws could impose more stringent requirements than our targeted objectives and result in increased capital expenditures or acceleration of the time for completion of the capital projects.
No assurance can be given that changes in these laws and regulations or their application will not have a material adverse effect on our business, operations, financial condition and operational results. Similarly, no assurance can be given that capital expenditures necessary for future compliance with existing and new environmental laws and regulations could be financed from our available cash flow. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact our production capacity or increase our production costs. In addition, laws and regulations could become more stringent or subject to different interpretation in the future.
We may discover currently unknown environmental problems, contamination, or conditions relating to our past or present operations. This or any failure to comply with environmental laws and regulations may require site or other remediation costs or result in governmental or private claims for damage to person, property, natural resources or the environmental or governmental sanctions, including fines or the curtailment or suspension of our operations, which could have a material adverse effect on our business, financial condition and operational results.
We are currently involved in investigation and remediation activities and maintain accruals for certain environmental matters or obligations, as set out in the notes to the Annual Financial Statements. Changing weather patterns and climatic conditions due to natural and man-made causes, including temperature shifts and changes to seasonal norms for winter and summer, can adversely impact our ability to meet our reforestation obligations and the expected cost to settle these liabilities. There can be no assurance that any costs associated with such obligations or other environmental matters will not exceed our accruals.
Our Canadian woodland operations, and the harvesting operations of our many key U.S. log and European wood fibre suppliers, in addition to being subject to various environmental protection laws, are subject to third-party certification as to compliance with internationally recognized, sustainable forest management standards. Demand for our products may be reduced if we are unable to achieve compliance or are perceived by the public as failing to comply, with these applicable environmental protection laws and sustainable forest management standards, or if our customers require compliance with alternate forest management standards for which our operations are not certified. In addition, changes in sustainable forest management standards or our determination to seek certification for compliance with alternate sustainable forest management standards may increase our costs of wood fibre and operations.
Climate Change, Environmental and Social Risks
We face direct risks associated with climate change and the environment, as well as indirect risks resulting from the growing international concern regarding climate change, environmental and social matters. Specifically, there has been a significant increase in focus on the timing and ability of organizations to transition to a lower-carbon economy and to demonstrate a commitment to environmental, social and governance issues. Governments, financial institutions, insurance companies, environmental and governance organizations, institutional investors, social and environmental activists, and individuals are increasingly seeking to implement, among other things, regulatory developments, policy changes and investment patterns, which, individually and collectively may have financial implications for both us and our stakeholders (i.e., customers, suppliers, shareholders).
Our business operations face risks associated with climate change and the environment, as identified and discussed in this Risk and Uncertainties section of this MD&A. In addition, climate change and its associated impacts may increase our exposure to, and magnitude of, other risks identified in this Risk and Uncertainties section of this MD&A.

Overall, we are not able to estimate at this time the degree to which climate change related regulatory, climatic conditions, and climate-related transition risks could impact our financial and operating results. Our business, financial condition, results of operations, cash flows, reputation, access to capital, access to insurance, cost of borrowing, access to liquidity, ability to fund dividend payments and/or business plans may, in particular, without limitation, be adversely impacted as a result of climate change and its associated impacts. We have initiated a formal climate change scenario analysis, informed by the Task Force on Climate-related Disclosures (TCFD) recommendations, to understand the potential impacts of climate-related risks and opportunities using different scenarios to help enhance our corporate strategy, supply planning and risk management and create awareness with our stakeholders, and build business resiliency.
We also face potential strategic, reputational, business, legal and regulatory risks relating to our actual or perceived actions, or inaction, in relation to climate change and other environmental and social risk issues, progress against our environmental or social commitments, or our disclosures on these matters. Investors and stakeholders increasingly compare companies based on climate-related performance and a perception among financial institutions and investors that our ESG initiatives, including the forestry industry’s sustainability initiatives, are insufficient, could adversely affect our reputation and ability to attract investors and capital.
In 2022, we joined the Science-Based Targets Initiative, which included setting specific science-based targets to achieve GHG emissions reduction across all our operations by 2030, as part of our overall sustainability and ESG initiatives. There is a risk that we will not meet our GHG emissions reduction targets, that some or all of the expected benefits and opportunities of achieving our various GHG and sustainability targets may fail to materialize, and that achieving the targets may cost more to achieve than projected or may not occur within anticipated time periods. Our failure to achieve our GHG or our sustainability targets, or a perception by key stakeholders, including our customers and our investors, that our GHG targets or other ESG initiatives are insufficient, could adversely affect our reputation and our ability to attract investors, capital and insurance coverage. Further, actions taken by us to meet our GHG targets and achieve our sustainability objectives may ultimately increase our projected capital expenditures and our costs of operations. In addition, our ability to access capital or the costs of available capital may be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive sustainability policies than we have committed to.
Indigenous Groups
Issues relating to Indigenous groups, including Indigenous Nations, Métis and others, have the potential for an impact on resource companies operating in Canada including West Fraser. Risks include potential delays or effects of governmental decisions relating to Canadian Crown timber harvesting rights (including their grant, renewal or transfer or authorization to harvest) in light of the government’s duty to consult and accommodate Indigenous groups in respect of Aboriginal rights or treaty rights, agreements governments may choose to enter into with Indigenous groups or steps governments may take in favour of Indigenous groups even if not required by law, related terms and conditions of authorizations and potential findings of Aboriginal title over land.
We participate, as requested by the government, in the consultation process in support of the government fulfilling its duty to consult. We also seek to develop and maintain good relationships and, where possible, agreements with Aboriginal groups that may be affected by our business activities. However, as the jurisprudence and government policies respecting Indigenous rights and title and the consultation process continue to evolve, as treaty and non-treaty negotiations continue, and as governments continue to announce and implement further policy and legislative changes to Indigenous interests (including, but not limited to the British Columbia Declaration of the Rights of Indigenous Peoples Act) and the federal United Nations Declaration on the Rights of Indigenous Peoples Act, we cannot assure that Indigenous claims will not in the future have a material adverse effect on our timber harvesting rights or our ability to exercise or renew them or secure other timber harvesting rights.
In addition, if the Government of British Columbia implements its plan to defer logging in “old growth” forest areas, our ability to secure timber supply from affected areas may be impacted by our ability to foster and maintain good relations with Indigenous Nations in the impacted areas, and their willingness to approve or consent to logging of portions of our forest licences that are considered “old growth” forests. The unwillingness of Indigenous Nations to approve or consent to logging in areas impacted by the deferral could reduce the amount of timber supply available to us.
Further, the Government of British Columbia recently reached agreement with the Blueberry First Nations which commits the province to a pathway to restoring the land through new co-management processes, funding and a variety of protection measures, including protecting new areas, significantly reducing harvest areas and developing a new land use planning process. The land use planning process is expected to reduce the availability of and increase the timeline for, receipt of cutting permits and restrict volume available for harvest.
Contagious Disease

Pandemics, epidemics and other outbreaks of contagious diseases, including COVID-19 and future COVID-19 variants, could cause interruptions to our business and operations and otherwise have an adverse effect on our business, financial condition and/or results of operations including as a result of the effects on: (i) global economic activity, (ii) the business, operations, financial condition, and solvency of our customers caused by operating shutdowns or disruptions or financial or liquidity issues, (iii) the demand for and price of our products, (iv) the health of our employees and the impact on their ability to work or travel, (v) our ability to operate our manufacturing facilities, (vi) our supply chain and the ability of third party suppliers, service providers and/or transportation carriers to supply goods or services on which we rely on to transport our products to market, and (vii) our revenues, cash flow, liquidity and ability to maintain compliance with the covenants in our credit agreements. In addition, our future business may be impacted by the local, regional, national or international outbreak or escalation of other contagious diseases, viruses or other illnesses, including the resurgence of COVID-19 and any future variants, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or fear of the foregoing,
Demand and prices for our products may be adversely affected by contagious diseases that affect levels of economic activity, and we are unable to predict or estimate the timing or extent of the impact of such pandemics, epidemics, and other outbreaks. Governmental measures or restrictions, including those requiring the closures of businesses, restrictions on travel, country, provincial or state and city-wide isolation orders, and physical distancing requirements, may directly affect our operations and employees and those of our customers, suppliers and service providers, and the demand for and pricing of our products. The spread of such contagious diseases among our employees or those of our suppliers or service providers could result in lower production and sales, higher costs, and supply and transportation constraints. Accordingly, our production, costs, and sales may be negatively affected, which could have a material adverse effect on our business, financial condition and/or results of operation.
Given the ongoing nature of the COVID-19 outbreak, it is challenging to predict the impact on the Company’s business. The extent of such impact will depend on future developments, which are uncertain, including the resurgence of COVID-19 and any variants, new information that may emerge concerning the spread and severity, and actions taken to address its impact, among others. It is difficult to predict how this virus may affect our business in the future, including its effect (positive or negative; long or short term) on the demand and price for our products. It is possible that the resurgence of COVID-19, including any future variants, particularly if it has a prolonged duration, could have a material adverse effect on our supply chain, market pricing and customer demand, and distribution networks and may result in our inability to fully staff our manufacturing facilities, with the result that we may be forced to temporarily close facilities or reduce production rates during periods. These factors may further impact our operating plans, business, financial condition, liquidity, the valuation of long-lived assets, and operating results.
Regulatory
Our operations are subject to extensive general and industry-specific federal, provincial, state, municipal and other local laws and regulations and other requirements, including those governing forestry, exports, taxes (including, but not limited to, income, sales and carbon taxes), employees, labour standards, occupational health and safety, waste disposal, environmental protection and remediation, protection of endangered and protected species and land use and expropriation. We are required to obtain approvals, permits and licences for our operations, which may require advance consultation with potentially affected stakeholders including Indigenous groups and impose conditions that must be complied with. If we are unable to obtain, maintain, extend or renew, or are delayed in extending or renewing, a material approval, permit or license, our operations or financial condition could be adversely affected. There is no assurance that these laws, regulations or government requirements, or the administrative interpretation or enforcement of existing laws and regulations, will not change in the future in a manner that may require us to incur significant capital expenditures, pay higher taxes or otherwise could adversely affect our operations or financial condition. Failure to comply with applicable laws or regulations, including approvals, permits and licences, could result in fines, penalties or enforcement actions, including orders suspending or curtailing our operations or requiring corrective measures or remedial actions.

Natural and Man-Made Disasters and Climate Change Adaptation
Our operations are subject to adverse natural or man-made events such as forest fires, flooding, hurricanes and other severe weather conditions, climate change, timber diseases and insect infestations including those that may be associated with warmer climate conditions, and earthquake activity. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes, including temperature shifts and changes to seasonal norms for winter and summer, have added to the unpredictability and frequency of natural events such as severe weather, hurricanes, flooding, hailstorms, wildfires, mudslides, road washouts, snow, ice storms, and the spread of disease and insect infestations. Trends towards heavier precipitation patterns, changes to water quality and water storage on the land base can result in the overall degradation of water quality and reduced water supply levels. These events could damage or destroy or adversely affect the operations at our physical facilities or the cost, availability, and quality of our timber supply, and similar events could also affect the facilities of our suppliers or customers. Any such damage or destruction could adversely affect our financial results as a result of the reduced availability of timber, decreased production output, increased operating costs or the reduced availability of transportation. Although we believe we have reasonable insurance arrangements in place to cover certain of such incidents related to damage or destruction, there can be no assurance that these arrangements will be sufficient to fully protect us against such losses. As is common in the industry, we do not insure loss of standing timber for any cause.
In addition, government action to address climate change, carbon emissions, water and land use and the protection of threatened or endangered species and critical habitat may result in the enactment of additional or more stringent laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes, or otherwise could adversely affect our operations or financial conditions.
Information Technology and Cyber Security
We are reliant on our information and operations technology systems to operate our manufacturing facilities, access fibre, communicate internally and with suppliers and customers, to sell our products and to process payments and payroll as well as for other corporate purposes and financial reporting. An interruption or failure or unsuccessful implementation and integration of our information and operations technology systems could result in a material adverse effect on our operations, business, financial condition and results of operations.
In order to optimize performance, we regularly implement business process improvement initiatives and invest capital to upgrade our information technology infrastructure. These initiatives may involve risks to the operations and we may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.
In the ordinary course of our business, we collect and store sensitive data, including intellectual property, proprietary business and confidential financial information and identifiable personal information of our employees. We rely on industry accepted security measures and technology to protect our information systems and confidential and proprietary information.
However, our information and operations technology systems, including process control systems, are still subject to cyber security risks and are vulnerable to natural disasters, fires, power outages, vandalism, attacks by hackers or others or breaches due to employee error or other disruptions. Any such attack on or breach of our systems including through exposure to potential computer viruses or malware could compromise our systems and stored information may be accessed, publicly disclosed, lost or compromised, which could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to our operations, decreased performance and production, increased costs, and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations. As cyber security threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. However, our exposure to these risks cannot be fully mitigated due to the nature of these threats. Further, disruptions resulting from cyber security breaches could expose us to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, we could face increased costs if any future claims exceed our insurance coverage.
In addition to risks we face from cyber security incidents directed at our systems, we also face risks from cyber security incidents impacting third parties, including but not limited to contractors, consultants and suppliers, directly or indirectly involved in our business and operations. We are vulnerable to damage and interruptions from incidents involving these third parties, and may be exposed to consequences that could have a material adverse effect on our financial condition, operations, production, sales and business.
Legal Proceedings
The Company is subject to various investigations, claims and legal, regulatory and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably. We establish provisions for matters that are probable and can be reasonably estimated in accordance with our accounting policies, however there is no assurance that our estimates will be accurate. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.
We produce a variety of wood-based panels that are used in new home construction, repair and remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of our products have made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues.
In addition, we have been and may in the future be, involved in legal proceedings related to antitrust, negligence, personal injury, property damage, environmental matters, and labour and other claims against us or our predecessors.
Capital Intensity
Our business and the production of wood-based products is capital intensive. There can be no assurance that key manufacturing facilities and pieces of equipment will not need to be updated, modernized, repaired or replaced, or that operation of our manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, labour disputes, information technology disruptions, power outages, fire, explosion or other hazards including combustible wood dust. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.
We are required to review our long-lived assets for indicators that their carrying values are not recoverable. Indicators could include high raw material costs, high energy costs, changes in demand for our products, declines in product pricing, changes in technology, prolonged negative results or operational curtailments, and may result in non-cash impairment or accelerated depreciation charges in the future and therefore have a negative impact to earnings in the period when these charges are recorded.
Tax Exposures
In the normal course of business, we take various positions in the filing of our tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, we are subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. We provide for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from our estimated liabilities.
Potential Future Changes in Tax Laws, including Tax Rates
Our corporate structure is based on prevailing taxation law, regulations and practice in the local jurisdictions in which we operate. We are aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects our profits to additional taxation or otherwise has a material adverse effect on our profitability, results of operations, deferred tax assets and liabilities, financial condition or the trading price of our securities. Our management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice that could have such an effect. At any given time, we may face tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Changes in governmental taxation policies and practices could adversely affect us or result in negative media coverage and, depending on the nature of such policies and practices, could have a greater impact on the Company than on other companies.
Foreign Currency Exchange Rates
Our Canadian operations sell the majority of their products at prices denominated in U.S. dollars or based on prevailing U.S. dollar prices while a significant portion of their operational costs and expenses are incurred in Canadian dollars. Upon closing of the Norbord Acquisition, we changed the functional currency and presentation currency of our Canadian operations, with the exception of our Canadian newsprint operation, from Canadian dollars to United States dollars. Our U.K. operations sell a portion of their products at prices denominated in Euros while the majority of their costs are incurred in British pounds sterling.
Accordingly, exchange rate fluctuations will result in exchange gains or losses recorded in earnings and other comprehensive earnings. This results in significant earnings sensitivity to changes in the relative value of the United States dollar in comparison to the value of the Canadian dollar, British pound sterling and Euro. These exchange rates are affected by a broad range of factors which makes future rates difficult to accurately predict. Significant fluctuations in relative currency values may also negatively affect the cost competitiveness of our facilities, the value of our foreign investments, the results of our operations and our financial position.
Long-Lived Assets and Recoverability of Goodwill
Our long-lived assets and goodwill could become impaired, which could have a material non-cash adverse effect on our results of operations. We review our operations for events and circumstances that could indicate that the carrying value of our long-lived assets and goodwill may not be recoverable. If indicators of impairment are determined to exist, we review the recoverability of the carrying value of long-lived assets by estimating the recoverable amount of the asset, which is the higher of its estimated fair value less costs of disposal and its value in use. We also review our goodwill for impairment annually and when events or changes in circumstances indicate that the carrying value of the CGU or group of CGUs associated with the goodwill balance is not recoverable. We determine the value in use of assets and cash-generating units using discounted cash flow models. Management makes multiple assumptions in estimating future cash flows. Key assumptions include production volume, product pricing, raw material input cost, production cost, trend multiple, and discount rate. There are numerous uncertainties inherent in making these estimates, including many factors beyond our control, that could cause actual results to differ materially from expected financial and operating results. We may be required to recognize material non-cash charges relating to impairments of long-lived assets and/or goodwill in the future if actual results differ materially from management’s estimates. If a goodwill impairment charge is incurred, such charges are not reversible at a later date even when the events and circumstances that caused the impairment loss are favourably resolved. As a result of these uncertainties and the significant amount of goodwill ($1,944 million at December 31, 2022), our operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment, and actual results may be less favourable than estimated returns and initial financial outlook. For additional information regarding goodwill, see Note 8 to the Annual Financial Statements. Further, our auditors have identified our goodwill impairment assessments as a “critical audit matter” in their report on their audit of the Annual Financial Statements.
Financial
Capital Plans
Our capital plans will include, from time to time, expansion, productivity improvement, technology upgrades, operating efficiency optimization and maintenance, repair or replacement of our existing facilities and equipment. In addition, we will from time to time undertake the acquisition of facilities or the rebuilding or modernization of existing facilities, including the rebuilding and modernization of existing and newly acquired facilities. We may also in the future be required to undertake capital projects to (i) address or mitigate the impacts of climate change and extreme weather events at our facilities, (ii) comply with new government regulation directed at reducing the impacts of climate change; (iii) reduce the carbon intensity or footprint of our existing operations by reducing or eliminating fossil fuel usage, or (iv) comply with new government regulation directed at improving environmental protection. If the capital expenditures associated with these capital projects are greater than we have projected or if construction timelines are longer than anticipated, or if we fail to achieve the intended efficiencies, our financial condition, results of operations and cash flows may be adversely affected. In addition, our ability to expand production and improve operational efficiencies will be contingent on our ability to execute on our capital plans. Our capital plans and our ability to execute on such plans may be adversely affected by availability of, and competition for, qualified workers and contractors, machinery and equipment lead times, changes in government regulations, unexpected delays and increases in costs of completing capital projects including due to increased materials, machinery and equipment costs resulting from trade disputes and increased tariffs and duties.
Capital Resources
We believe our capital resources will be adequate to meet our current projected operating needs, capital expenditures and other cash requirements. Factors that could adversely affect our capital resources include prolonged and sustained declines in the demand and prices for our products, unanticipated significant increases in our operating expenses and unanticipated capital expenditures. If for any reason we are unable to provide for our operating needs, capital expenditures and other cash requirements on commercially reasonable terms, we could experience a material adverse effect to our business, financial condition, results of operations and cash flows.
Availability of Credit
We rely on long-term borrowings and access to revolving credit in order to finance our ongoing operations. Our ability to refinance or renew such facilities will be dependent upon our financial condition, profitability and credit ratings and prevailing financial market conditions. Any change in availability of credit in the market, as could happen during an economic downturn, could affect our ability to access credit markets on commercially reasonable terms. In the future we may need to access public or private debt markets to issue new debt. Deteriorations or volatility in the credit markets could also adversely affect:
•our ability to secure financing to proceed with capital expenditures for the repair, replacement or expansion of our existing facilities and equipment;
•our ability to comply with covenants under our existing credit or debt agreements;
•the ability of our customers to purchase our products; and
•our ability to take advantage of growth, expansion or acquisition opportunities.
In addition, deteriorations or volatility in the credit market could result in increases in the interest rates that we pay on our outstanding non‑fixed rate debt, which would increase our costs of borrowing and adversely affect our results.
We have notes maturing in 2024 and a term loan maturing in 2024. There is no assurance that financing will be available to us when required or available to us on commercially favourable or otherwise satisfactory terms in the future to re-finance these borrowings when they become due.
Credit Ratings
Credit rating agencies rate our debt securities based on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading could limit our access to the credit markets, increase our cost of financing and have an adverse effect on our financial condition.
Wood Dust
Our operations generate wood dust which has been recognized for many years as a potential health and safety hazard and operational issue. The potential risks associated with wood dust have been increased in those of our B.C. and Alberta facilities that have been processing mountain pine beetle‑killed logs and fire damaged logs as the wood dust generated from these logs tends to be drier, lighter and finer than wood dust typically generated. We have adopted a variety of measures to reduce or eliminate the risks and operational challenges posed by the presence of wood dust in our facilities and we continue to work with industry and regulators to develop and adopt best mitigation practices. Any explosion or similar event at any of our facilities or any third-party facility could result in significant loss, increases in expenses and disruption of operations, each of which would have a material adverse effect on our business.

Pension Plan Funding
We are the sponsor of several defined benefit pension plans which exposes us to market risks related to plan assets and liabilities. Funding requirements for these plans are based on actuarial assumptions concerning expected return on plan assets, future salary increases, life expectancy and interest rates. If any of these assumptions differs from actual outcomes such that a funding deficiency occurs or increases, we would be required to increase cash funding contributions which would in turn reduce the availability of capital for other purposes. We are also subject to regulatory changes regarding these plans which may increase the funding requirements which would in turn reduce the availability of capital for other purposes.
International Sales
A portion of our products are exported to customers in China, Japan and in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of our products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies.
Strategic Initiatives
Our future success may in part be dependent on the performance of strategic initiatives, which could include growth in certain segments or markets and acquisitions. There can be no assurance that we will be able to successfully implement important strategic initiatives in accordance with our expectations, which may adversely affect our business, financial results and future growth prospects.
Acquisitions
We may evaluate and complete potential acquisitions from time to time and have in the past grown through acquisitions. However, there is no assurance that we in the future will be able to successfully identify potential acquisitions or efficiently and cost-effectively integrate any assets or business that we acquire without disrupting existing operations.
Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, labour relations, litigation, environmental, tax and other risks. Further, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and/or such acquisitions may be dilutive in the short to medium term. Any of these adverse outcomes could result in us not achieving the financial benefits of prospective acquisitions and have a material adverse effect on our profitability.
Return of Capital to Shareholders
We have returned capital to our shareholders in 2022 through a combination of dividends and share repurchases, both through our normal course issuer bid and our substantial issuer bid. There is no assurance that we will continue to return capital to shareholders in future years, or as to the amount of capital that will be returned. Further, decisions to return capital to shareholders remain at the discretion of our board of directors and shareholders may not agree with the manner and the amounts of capital that are returned to shareholders. The declaration and payment of cash dividends remains within the discretion of our board of directors. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. There is no assurance that our board of directors will continue to maintain our dividend at the current rate. Our board of directors has the power to declare dividends at its discretion and in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends that we pay in the future will be equal or similar to the dividends historically paid by West Fraser or that our board of directors will not decide to suspend or discontinue the payment of cash dividends in the future.
Risks Associated with the NYSE Listing and Litigation
The West Fraser Common shares are listed on the NYSE. Our continued listing on the NYSE may expose us to additional regulatory proceedings, litigation (including class actions), mediation, and/or arbitration from time to time, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, may divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we may, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of West Fraser.
Risk Associated with Internal Controls
We are required to maintain and evaluate the effectiveness of our internal control over financial reporting under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and under the Securities Exchange Act of 1934 in the United States. Effective internal controls are required for us to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS. Management assesses the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also engage an independent registered public accounting firm to audit and provide an independent opinion on the effectiveness of our internal control over financial reporting.
There is no assurance that we will be able to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude on an ongoing basis that our internal control over financial reporting are effective. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. No evaluation can provide complete assurance that our internal control over financial reporting will prevent or detect misstatements on a timely basis, or detect or uncover all failures of persons employed by us to disclose material information otherwise required to be reported. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting.
Our failure to satisfy these requirements on a timely basis could result in the loss of investor confidence in the accuracy and reliability of our financial statements, which in turn could harm our business, expose us to legal or regulatory actions and negatively impact the trading price of our Common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. There can be no assurance that we will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to us.
Our Common Shares May be Subject to Trading Volatility
Our Common shares will be subject to material fluctuations in trading prices and volumes which may increase or decrease in response to a number of events and factors, which will include:
•changes in the market price of the commodities that we sell and purchase;
•current events affecting the economic situation in North America, Europe and the international markets in which our products are sold;
•trends in the lumber and OSB industries and other industries in which we operate;
•regulatory and/or government actions;
•changes in financial estimates and recommendations by securities analysts;
•future acquisitions and financings;
•the economics of current and future projects undertaken by us;
•variations in our operating results, financial condition or dividend policies;
•the operating and share price performance of other companies, including those that investors may deem comparable to West Fraser;
•the issuance of additional equity securities by us; and

•the occurrence of any of the risks and uncertainties described above.
In addition to factors directly affecting West Fraser, our Common shares may also experience volatility that is attributable to the overall state of the stock markets in which wide price swings may occur as a result of a variety of financial, economic and market perception factors. This overall market volatility may adversely affect the price of our Common shares, regardless of our own relative operating performance.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Our management, under the supervision and with the participation of our CEO and CFO, has conducted an evaluation of our disclosure controls and procedures as of December 31, 2022. Based on this evaluation, management, under the supervision of our CEO and CFO, have concluded that our disclosure controls and procedures are effective as of December 31, 2022.
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.
Our management, under the supervision of the CEO and CFO, is required under NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States to evaluate the effectiveness of our internal control over financial reporting as of December 31, 2022. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the CEO and CFO, has concluded that our internal control over financial reporting was effective as of December 31, 2022.
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). PricewaterhouseCoopers LLP have expressed their opinion in their attestation report included with our annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2022.
There has been no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Transactions Between Related Parties
The Company has entered into executive compensation arrangements with key management personnel, consisting of our directors and officers. These individuals have the authority and responsibility for overseeing, planning, directing, and controlling our activities. Total compensation expense for key management personnel was $19 million in 2022, compared to $55 million in 2021. The decrease in compensation expense was due primarily to lower equity-based compensation, influenced by changes in the price of our Common shares, vesting of granted units, and changes in the expected payout multiple on our performance share units. See Note 20 to the Annual Financial Statements for additional details.
Non-GAAP and Other Specified Financial Measures
Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment
Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.
Adjusted EBITDA by segment is defined as earnings before tax determined for each reportable segment adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: finance expense, amortization, equity-based compensation, restructuring and impairment charges, and other.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items of an unusual nature that do not reflect our ongoing operations and that should not, in our opinion, be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.
The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measure, earnings.
See Note 18 to the Annual Financial Statements for a breakdown of the items making up Other. Other is comprised primarily of foreign exchange revaluations and fair value adjustments on interest rate swap contracts.

Annual Adjusted EBITDA

($ millions)
	2022	2021	2020
Earnings	$1,975	$2,947	$588
Finance expense, net	3	45	27
Tax provision	618	951	202
Amortization	589	584	203
Equity-based compensation	5	40	9
Restructuring and impairment charges	60	—	—
Other expense (income)	(37)	2	14
Adjusted EBITDA	$3,212	$4,569	$1,043
Quarterly Adjusted EBITDA

($ millions)
	Q4-22	Q3-22	Q4-21
Earnings (loss)	$(94)	$216	$334
Finance (expense) income, net	(3)	(3)	1
Tax provision (recovery)	(31)	80	104
Amortization	148	140	153
Equity-based compensation	6	5	12
Restructuring and impairment charges	47	—	—
Other expense (income)	(2)	(12)	11
Adjusted EBITDA	$70	$426	$615

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider that earnings before tax is the most directly comparable measure for Adjusted EBITDA by segment, given we do not allocate consolidated tax amounts across our reportable segments.

Please refer to the “Adjusted EBITDA” section above for additional details concerning the composition of this measure and how it provides useful information to readers.

Annual Adjusted EBITDA by Segment ($ millions)

2022	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings (loss) before tax	$1,117	$1,383	$(23)	$118	$(2)	$2,593
Finance expense (income), net	(1)	4	2	—	(2)	3
Amortization	186	306	35	53	9	589
Equity-based compensation	—	—	—	—	5	5
Restructuring and impairment charges	31	—	13	15	—	60
Other income	(5)	(16)	(1)	—	(14)	(37)
Adjusted EBITDA by segment	$1,328	$1,677	$26	$186	$(5)	$3,212

2021	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings (loss) before tax	1,794	2,121	(22)	112	(107)	3,898
Finance expense, net	17	3	5	1	19	45
Amortization	164	289	34	88	9	584
Equity-based compensation	—	—	—	—	40	40
Other expense (income)	(2)	1	(2)	—	5	2
Adjusted EBITDA by segment	$1,973	$2,414	$15	$201	$(34)	$4,569
Quarterly Adjusted EBITDA by Segment ($ millions)

Q4-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings (loss) before tax	$(161)	$40	$1	$1	$(6)	$(125)
Finance (income) expense, net	(2)	(1)	—	—	(1)	(3)
Amortization	51	73	9	12	2	148
Equity-based compensation	—	—	—	—	6	6
Restructuring and impairment charges	31	—	—	15	—	47
Other expense (income)	2	(3)	5	2	(8)	(2)
Adjusted EBITDA by segment	$(77)	$109	$15	$30	$(6)	$70

Q3-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings (loss) before tax	$127	$144	$22	$13	$(10)	$296
Finance (income) expense, net	(5)	2	1	—	(1)	(3)
Amortization	45	71	9	12	3	140
Equity-based compensation	—	—	—	—	5	5
Other expense (income)	(7)	(2)	(3)	(1)	1	(12)
Adjusted EBITDA by segment	$160	$215	$29	$24	$(2)	$426

Q4-21	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings (loss) before tax	$194	$265	$(25)	$36	$(32)	$438
Finance expense (income), net	(1)	—	—	1	1	1
Amortization	45	73	9	24	2	153
Equity-based compensation	—	—	—	—	12	12
Other expense	2	5	2	—	2	11
Adjusted EBITDA by segment	$240	$343	$(14)	$61	$(15)	$615

Available liquidity
Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions)	December 31, 2022	December 31, 2021
Cash and cash equivalents	$1,162	$1,568
Operating lines available (excluding newsprint operation)[1]	1,053	1,025
	2,215	2,593
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$2,215	$2,593
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.
The following table outlines the composition of the measure.

Total Debt to Capital ($ millions)	December 31, 2022	December 31, 2021
Debt
Operating loans	$—	$—
Current and long-term lease obligation	37	28
Current and long-term debt	500	501
Interest rate swaps[1]	—	1
Open letters of credit[1]	61	65
Total debt	598	595
Shareholders’ equity	7,619	7,656
Total capital	$8,217	$8,251
Total debt to capital	7%	7%
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any interest rate swap liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.

The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	December 31, 2022	December 31, 2021
Debt
Operating loans	$—	$—
Current and long-term lease obligation	37	28
Current and long-term debt	500	501
Interest rate swaps[1]	—	1
Open letters of credit[1]	61	65
Total debt	598	595
Cash and cash equivalents	(1,162)	(1,568)
Open letters of credit	(61)	(65)
Interest rate swaps	—	(1)
Cheques issued in excess of funds on deposit	—	—
Net debt	(625)	(1,039)
Shareholders’ equity	7,619	7,656
Total capital	$6,994	$6,617
Net debt to capital	(9%)	(16%)
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the upcoming year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.

Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
Angelina	Angelina Forest Products LLC
Angelina Acquisition	Acquisition of Angelina Forest Products, LLC on December 1, 2021
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Senior Vice-President, Finance and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
Crown timber	Timber harvested from lands owned by a provincial government
CVD	Countervailing duty
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance

EWP	Engineered wood products
GHG	Greenhouse gas
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America Engineered Wood Products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
2021 NCIB	Normal course issuer bid - February 17, 2021 to February 16, 2022
2022 NCIB	Normal course issue bid - February 23, 2022 to February 22, 2023
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-22 or Q1-21	three months ended March 31, 2022 or 2021 and for balance sheet amounts as at March 31, 2022 or 2021
Q2-22 or Q2-21	three months ended June 30, 2022 or 2021 and for balance sheet amounts as at June 30, 2022 or 2021
Q3-22 or Q3-21	three months ended September 30, 2022 or 2021 and for balance sheet amounts as at September 30, 2022 or 2021
Q4-22 or Q4-21	three months ended December 31, 2022 or 2021 and for balance sheet amounts as at December 31, 2022 or 2021
SEDAR	System for Electronic Document Analysis and Retrieval
2021 SIB	Our substantial issuer bid completed in August 2021
2022 SIB	Our substantial issuer bid completed in June 2022
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
UKP	Unbleached kraft pulp
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
Forward-Looking Statements

This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West

Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Corporate Strategy	our corporate strategy and objectives to generate strong financial results, maintain a strong balance sheet and liquidity profile along with an investment-grade debt rating, to maintain a leading cost position and to return capital to shareholders, reinvest in operations, renewable building materials, and achieve science-based targets to achieve near-term greenhouse gas reductions across all our operations
Recent Developments – Markets	impact of interest rates, housing demand, housing prices, inflationary pressures on demand for lumber and OSB, and expectations regarding near, medium and longer-term core demand
Recent Developments - CVD and ADD Duty Rates	estimates of potential recovery and combined cash deposit rate if preliminary results from the AR4 POI are confirmed
Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of duty rates
Business Outlook – Markets
market conditions, demand for our products over the near, medium and longer term, impacts of interest rates, Ukraine conflict, inflationary pressures, including increases in energy prices, transportation constraints, final AR4 and AR5 duty rates; and ability to capitalize on long-term opportunities

Business Outlook – Operations
production levels, demand expectations, projected SPF and SYP lumber shipments, projected OSB shipments, projected pulp and paper shipments, operating costs, B.C. and Alberta stumpage rates and U.S. South log costs, the impact of inflationary pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy, expectations as to availability of transportation services, the timing, costs of restart, ramp up period to target production and contribution to shipments of Allendale OSB facility, and the overall OSB platform with modern Allendale facility

Business Outlook – Cash Flows
projected cash flows from operations and available liquidity, projected capital expenditures (including with respect to the modernization of the Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and projects targeted to reduce greenhouse gas emissions, maintenance of our investment grade debt rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources - Capital Management Framework	capital management framework and objectives

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine;
•continued increases in interest rates and inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•risks inherent to product concentration and cyclicality;
•effects of competition for logs and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•transportation constraints may negatively impact our ability to meet projected shipment volumes;

•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions;
•our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•continued governmental approvals and authorizations to access timber supply;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in this 2022 Annual MD&A; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information

Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov/edgar.shtml.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.